Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of April 14, 2013

among

PATRIOT PARENT CORP.,

PATRIOT MERGER CORP.

and

NATIONAL FINANCIAL PARTNERS CORP.

i

(continued)

(continued)

(continued)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is dated as of April 14, 2013 (this “Agreement”) among Patriot Parent Corp., a Delaware corporation (the “Parent”), Patriot Merger Corp., a Delaware corporation and a direct wholly owned subsidiary of the Parent (“Merger Sub”), and National Financial Partners Corp., a Delaware corporation (the “Company”) (each of the Parent and Merger Sub, on the one hand, and the Company, on the other hand, a “Party”, and collectively, the “Parties”).

RECITALS

WHEREAS, the Board of Directors of the Company (the “Board of Directors”), at a meeting duly called and held, has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company (the “Merger”), are fair to, and in the best interests of, the stockholders of the Company, (ii) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, (iii) declared this Agreement and the transactions contemplated by this Agreement, including the Merger, advisable and (iv) resolved to recommend the adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of the Parent and the Board of Directors of Merger Sub have each approved this Agreement, the Merger and the other transactions contemplated by this Agreement by unanimous written consents that were duly executed and delivered;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, each of Madison Dearborn Capital Partners VI-A, L.P., Madison Dearborn Capital Partners VI-C, L.P. and Madison Dearborn Capital Partners VI Executive-A, L.P., each a Delaware limited partnership (the “Guarantors”), has executed and delivered a limited guarantee in the favor of the Company (the “Limited Guarantee”) pursuant to which the Guarantors are guaranteeing certain obligations of the Parent and Merger Sub in connection with this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub will be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Closing. Subject to the satisfaction or waiver of the conditions in Article VI, the consummation of the Merger (the “Closing”) will take place at the offices of Cleary Gottlieb Steen & Hamilton LLP, New York, NY, at 10:00 a.m., New York City time, on the later of (a) the second (2nd) Business Day immediately following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than any conditions that by their nature are to be satisfied by actions to be taken at the Closing or determinations to be made immediately prior to the Effective Time, but subject to satisfaction or waiver (to the extent permitted by applicable Law) thereof at the Closing) and (b) the earlier of (i) a Business Day during the Marketing Period to be specified by the Parent on no fewer than two (2) Business Days’ prior written notice to the Company and (ii) the next Business Day after the final day of the Marketing Period (subject, in the case of each of subclauses (i) and (ii) of this clause (b), to the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI as of the time of Closing determined pursuant to such subclauses), or at such other place and time or on such other date as the Parent and the Company may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”).

1.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the Parent and the Company will cause a certificate of merger (the “Certificate of Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger will become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as the Parent and the Company may agree in writing and specify in the Certificate of Merger in accordance with the DGCL (the date and time the Merger becomes effective, the “Effective Time”).

1.4 Effects of the Merger. The Merger will have the effects set forth in this Agreement and the applicable provisions of the DGCL.

1.5 Certificate of Incorporation. Subject to Section 5.10, from and after the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with such certificate of incorporation and applicable Law.

1.6 By-laws. Subject to Section 5.10, from and after the Effective Time, the by-laws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the corporation in the by-laws shall read “NATIONAL FINANCIAL PARTNERS CORP.”) shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the certificate of incorporation of the Surviving Corporation, such by-laws and applicable Law.

1.7 Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Corporation’s certificate of incorporation and by-laws and applicable Law.

1.8 Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Corporation’s certificate of incorporation and by-laws and applicable Law.

ARTICLE II

EFFECT OF MERGER ON CAPITAL STOCK

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, the Parent, Merger Sub, any holder of any capital stock of the Company or Merger Sub or any other Person:

(a) Conversion of Company Common Stock. Each share of common stock, par value $0.10 per share, of the Company (“Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to $25.35 (the “Merger Consideration”), whereupon such shares of Common Stock will cease to exist and no longer be outstanding, and each holder thereof (together with each holder of any Excluded Shares or Dissenting Shares, each, a “Stockholder”) will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, upon surrender of Certificates or Book-Entry Shares in accordance with Section 2.4.

(b) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will automatically be converted into one fully paid and non-assessable share of common stock, $0.10 par value per share, of the Surviving Corporation.

(c) Cancellation of Excluded Shares. Each share of Common Stock issued and outstanding immediately prior to the Effective Time that is owned by the Company as treasury stock or by the Parent or Merger Sub (collectively, the “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor. Each share of Common Stock issued and outstanding immediately prior to the Effective Time that is owned by any wholly owned Subsidiary of the Company will also be an Excluded Share, unless the Parent elects to have any such shares of Common Stock converted into shares of capital stock of the Surviving Corporation.

(d) Company Stock Options. Immediately prior to the Effective Time, each then-outstanding Company Stock Option granted under any Company Stock Plan shall be cancelled and shall be converted into the right to receive payment of an amount in cash, without interest, equal to the product of (i) the number of shares of Common Stock subject to such Company Stock Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the per-share exercise price of such Company Stock Option (for the avoidance of doubt, each holder of a Company Stock Option with a per-share exercise price that is equal to or greater than the Merger Consideration shall not be entitled to receive any payment with respect to such Company Stock Option in exchange for its cancellation) (the aggregate cash payments payable in respect of the Company Stock Options under this Section 2.1(d), the “Option Closing Amount”).

(e) Restricted Stock Units. Immediately prior to the Effective Time, each Company Restricted Stock Unit Award granted under any Company Stock Plan (other than non-employee director annual Company Restricted Stock Unit Awards (“Non-Employee Director RSUs”)) that is then vested or that becomes vested as of the Effective Time (taking into account any accelerated vesting provided for by the terms of any such Company Restricted Stock Unit Award as in effect on the date hereof) (“Vested RSUs”) shall be cancelled and shall be converted into the right to receive payment of an amount in cash, without interest, equal to the product of (i) the number of shares of Common Stock subject to such Vested RSUs, and (ii) the Merger Consideration (the aggregate cash payments payable in respect of the Vested RSUs under this Section 2.1(e), the “Vested RSU Award Closing Amount”). Each Company Restricted Stock Unit Award (other than Non-Employee Director RSUs) that is not a Vested RSU shall be expressly assumed by the Surviving Corporation as of the Effective Time and converted into a service-based award that represents the right of the holder to receive from the Surviving Corporation, and the obligation of the Surviving Corporation to pay to such holder (and the Parent shall cause payment by the Surviving Corporation thereof), on the regularly scheduled vesting or payment date or dates for such Company Restricted Stock Unit Award (taking into account any accelerated vesting provided for by the terms of any such Company Restricted Stock Unit Award as in effect on the date hereof) an amount in cash equal to the product of (i) the number of shares of Common Stock subject to such Company Restricted Stock Unit Award that vest as of the applicable vesting date, and (ii) the Merger Consideration, without interest other than any interest thereon accrued prior to the applicable vesting date in accordance with the terms of the applicable award agreement as in effect on the date hereof evidencing such Company Restricted Stock Unit Award (the aggregate cash payments payable in respect of the Company Restricted Stock Unit Awards that are not Vested RSUs under this Section 2.1(e), the “Unvested RSU Award Amount”).

(f) Performance-Based Restricted Stock Units. Immediately prior to the Effective Time, in accordance with the terms of the Performance-Based Restricted Stock Unit Awards, the performance conditions applicable to each then-outstanding Performance-Based Restricted Stock Unit Award granted under any Company Stock Plan shall be deemed satisfied such that 100% of the participant’s then-outstanding Performance-Based Restricted Stock Unit Award shall become “Earned PSUs” (within the meaning of the applicable award agreement evidencing such Performance-Based Restricted Stock Unit Award). Such Performance-Based Restricted Stock Unit Awards shall be expressly assumed by the Surviving Corporation as of the Effective Time and converted into service-based awards that represent the right of the holder to receive from the Surviving Corporation (and Parent shall cause payment by the Surviving Corporation thereof), and the obligation of the Surviving Corporation to pay to such holder, on the regularly scheduled vesting date or dates for any such Performance-Based Restricted Stock Unit Award (taking into account any accelerated vesting provided for by the terms of any such Performance-Based Restricted Stock Unit Award as in effect on the date hereof) an amount in cash equal to the product of (i) the number of shares of Common Stock subject to such Performance-Based Restricted Stock Unit Award that vest as of the applicable vesting date, and (ii) the Merger Consideration, without interest other than any interest thereon accrued prior to the applicable vesting date of any such Performance-Based Restricted Stock Unit Award which is calculated in accordance with the terms of the applicable award agreement as in effect on the date hereof evidencing such Performance-Based Restricted Stock Unit Award.

(g) Director Units. Immediately prior to the Effective Time, each then-outstanding Director Phantom Unit granted under any Company Stock Plan and each Non-Employee Director RSU shall be cancelled and shall be converted into the right to receive payment of an amount in cash, without interest, equal to the product of (i) the number of shares of Common Stock subject to such Director Phantom Unit or Non-Employee Director RSU, as the case may be, immediately prior to the Effective Time and (ii) the Merger Consideration (the aggregate cash payments payable in respect of the Director Phantom Units and the Non-Employee Director RSU under this Section 2.1(g), the “Director Unit Closing Amount”).

(h) The Option Closing Amount, the Vested RSU Award Closing Amount and the Director Unit Closing Amount shall be collectively referred to herein as the “Closing Equity Incentive Amounts”. The Parent shall pay or cause to be paid by the Surviving Corporation all Closing Equity Incentive Amounts to the applicable holders entitled to such payments promptly following the Effective Time (but in any event no later than five (5) Business Days after the date on which the Effective Time occurs) through the payroll of the Surviving Corporation or otherwise. Following the Effective Time, the Surviving Corporation shall pay, or cause one or more of its Subsidiaries to pay, the Unvested RSU Award Amount and all other cash amounts described herein in respect of the Performance-Based Restricted Stock Unit Awards (collectively, the “Post-Closing Equity Incentive Amounts”) to the applicable holders entitled to such payments on the applicable vesting dates of such awards as determined in accordance with their terms (taking into account any accelerated vesting thereof) and the applicable subsections of this Section 2.1.

(i) Alternative Treatment. Notwithstanding the other provisions of this Section 2.1, to the extent as may be agreed to by the Parent, on the one hand, and any holder of shares of Common Stock or Company Equity Awards, on the other hand, such shares or Company Equity Awards, as applicable, shall not be converted as set forth in this Section 2.1 and shall not be subject to the actions to be taken by the Company set forth in Section 2.1(j), but shall instead be treated in the manner agreed to in writing by the Parent and such holder. The Parent shall promptly (and, in any event, no later than five (5) Business Days prior to the anticipated Closing Date) inform the Company of the existence and terms of any such agreements.

(j) Company Actions. Prior to the Effective Time, the Company shall take all commercially reasonable actions to effectuate the provisions of Sections 2.1(d) through 2.1(h), to terminate all of the Company Stock Plans and to ensure that all Company Equity Awards (other than with respect to Company Restricted Stock Unit Awards to the extent assumed pursuant to Section 2.1(e) and Performance-Based Restricted Stock Unit Awards to the extent assumed pursuant to Section 2.1(f) and Company Stock Plans, in each case, as related thereto) which have been granted or issued by the Company (or promised to be issued pursuant to Contracts or offer letters pursuant to which the Company or any of its Subsidiaries is bound) are cancelled as of the Effective Time without any payment or other consideration therefor, other than the cash payments required by this Section 2.1. The Company shall provide the Parent with drafts of, and a reasonable opportunity to comment on, all material written materials required or prepared pursuant to this Section 2.1(j).

2.2 Dissenters’ Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and only to the extent required to be provided under the DGCL, shares of Common Stock that are outstanding immediately prior to the Effective Time (other than the Excluded Shares) and that are held by any Stockholder who has not voted in favor of the adoption of this Agreement and who is otherwise entitled to demand and properly demands appraisal for such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into, or represent the right to receive, the Merger Consideration as provided for in Section 2.1(a). Any such Stockholder shall instead be entitled to receive payment of the fair value of such Stockholder’s Dissenting Shares in accordance with the provisions of Section 262. At the Effective Time, the Dissenting Shares shall no longer be outstanding, and each holder of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, all Dissenting Shares held by any Stockholder who shall have failed to perfect, waived, withdrawn or lost such Stockholder’s rights to appraisal of such Dissenting Shares under Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration in the manner provided in Section 2.1(a), without interest thereon.

(b) The Company shall give the Parent (i) notice of any demands received by the Company for appraisal of any shares of Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to any claimed rights of appraisal under Section 262 and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under Section 262, and the Company shall not, except with the prior written consent of the Parent, voluntarily make any payment with respect to any demands for appraisal or settle any such demands.

2.3 Withholding Rights. Notwithstanding any provision of this Agreement to the contrary, the Company and its Subsidiaries, the Surviving Corporation and its Subsidiaries, the Parent, Merger Sub and the Paying Agent shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any Person such amounts as the Company or its Subsidiaries, the Surviving Corporation or its Subsidiaries, the Parent, Merger Sub or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and pay such withheld amounts over to the appropriate taxing authority. To the extent that amounts are so deducted and withheld by the Company or its Subsidiaries, the Surviving Corporation or its Subsidiaries, the Parent, Merger Sub or the Paying Agent and paid to the appropriate taxing authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Company or its Subsidiaries, the Surviving Corporation or its Subsidiaries, the Parent, Merger Sub or the Paying Agent (as applicable).

2.4 Payment and Exchange of Certificates.

(a) Paying Agent; Payment Fund. Prior to the Effective Time, the Parent shall designate a bank or trust company (which bank or trust company shall be reasonably acceptable to the Company) to act as agent (the “Paying Agent”) to receive the funds to which Stockholders will become entitled pursuant to Section 2.1(a), and the Parent will enter into a paying agent agreement with the Paying Agent, in form and substance reasonably acceptable to the Company, for the payment of the Merger Consideration. At or prior to the Effective Time, the Parent shall deposit, or cause to be deposited, with the Paying Agent in trust for the benefit of the Stockholders an amount of cash equal to the product of (i) the number of shares of Common Stock outstanding immediately prior to the Effective Time (other than Excluded Shares) and (ii) the Merger Consideration (the “Payment Fund”). The Payment Fund shall not be used for any purpose except as set forth herein. The Payment Fund shall be invested by the Paying Agent as reasonably directed by the Parent; provided, however, that such investments must be (x) in short-term obligations of, or guaranteed in full by, the United States of America or of any agency thereof that is backed by the full faith and credit of the United States of America, (y) in commercial paper obligations rated A-1 or P-1 or better by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or (z) in deposit accounts, short-term negotiable certificates of deposit or short-term negotiable banker’s acceptances of one or more commercial banks, each of which has capital, surplus and undivided profits aggregating more than $10.0 billion (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise). Any interest and other income resulting from such investments shall not become part of the Payment Fund and shall be payable out of the Payment Fund to the Parent or the Surviving Corporation on demand. No investment or losses on the Payment Fund will affect the Merger Consideration payable under this Agreement, and the Parent shall promptly provide, or shall cause the Surviving Corporation promptly to provide, additional funds to the Paying Agent for the benefit of the former Stockholders (i) in the net amount of any such losses or (ii) to the extent additional funds are necessary to make payments to Stockholders under Section 262 (or in connection with any settlements of demands thereunder).

(b) Exchange Procedure. As soon as reasonably practicable after the Effective Time (but in any event no later than two (2) Business Days after the date on which the Effective Time occurs), the Parent shall cause the Paying Agent to mail to each record holder of, as of the Effective Time, (i) an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Common Stock (the “Certificates”) or (ii) non-certificated shares of Common Stock represented by book-entry (the “Book-Entry Shares”): (A) a form of letter of transmittal for use in effecting the surrender of Certificates or, in the case of Book-Entry Shares, the surrender of such shares of Common Stock (which will be in customary form reasonably agreed upon by the Parent and the Company prior to the Closing, and will specify that delivery will be effected, and risk of loss and title to any Certificates will pass, only upon delivery of such Certificates to the Paying Agent (or effective affidavits of loss, theft or destruction in lieu thereof) or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) and (B) instructions for use in effecting the surrender of such Certificates or, in the case of Book-Entry Shares, the surrender of such shares of Common Stock for payment of the Merger Consideration therefor. Upon surrender of a Certificate or of Book-Entry Shares for cancellation to the Paying Agent together with such letter of transmittal, duly executed in accordance with the instructions thereto, and such other customary documents as may reasonably be required by the Paying Agent, the Parent shall cause the Paying Agent to pay from the Payment Fund to the holder of a Certificate or of Book-Entry Shares, or as otherwise directed in the letter of transmittal, the Merger Consideration for each share of Common Stock formerly evidenced by such Certificate or Book-Entry Share, and such Certificate or Book-Entry Share will forthwith be cancelled. No interest will be paid or will accrue on the Merger Consideration payable in respect of any Certificate or Book-Entry Share. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name a surrendered Certificate or, in the case of a Book-Entry Share, a surrendered share of Common Stock is registered, it will be a condition of payment that the Certificate or, in the case of a Book-Entry Share, the share of Common Stock so surrendered be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment has paid all transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or, in the case of a Book-Entry Share, the share of Common Stock surrendered and has established to the satisfaction of the Paying Agent that such Taxes have been paid or has established to the satisfaction of the Paying Agent that such Taxes are not applicable. Prior to the Closing, the Parent and the Company shall use their respective commercially reasonable efforts to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) such that, assuming the Effective Time occurs at the time of the Closing, (x) if the Closing occurs at or prior to 11:30 a.m., New York time, on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the Closing Date an amount in cash in immediately available funds equal to the number of shares of Common Stock held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Merger Consideration (such amount, the “DTC Payment”), and (y) if the Closing occurs after 11:30 a.m., New York time, on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first (1st) Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(c) Termination of Payment Fund. Following the end of the twelve (12) month period beginning on the Closing Date, the Parent will be entitled to require the Paying Agent to deliver to the Surviving Corporation any funds in the Payment Fund which had been made available to the Paying Agent and not disbursed to Stockholders (including all interest and other income then held by the Paying Agent in respect of all funds made available to it), and thereafter such Stockholders who have not received the Merger Consideration in exchange for the surrender of their Certificates or, in the case of Book-Entry Shares, such shares of Common Stock shall look only to the Surviving Corporation (as general creditors thereof) for payment of the Merger Consideration and may surrender such Certificates or, in the case of Book-Entry Shares, such shares of Common Stock to the Surviving Corporation and, subject to abandoned property, escheat and other similar Laws, receive from the Surviving Corporation in consideration therefor the aggregate Merger Consideration that may be payable upon due surrender of the Certificates or, in the case of Book-Entry Shares, such shares of Common Stock held by them, without interest thereon.

(d) No Further Ownership Rights in Company Shares. The Merger Consideration paid upon the surrender of a Certificate or, in the case of Book-Entry Shares, such shares of Common Stock in accordance with the terms of this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock formerly represented by such Certificate or Book-Entry Shares. At the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Common Stock that were outstanding immediately prior to the Effective Time. Until surrendered as contemplated by Section 2.4(b), each Certificate and Book-Entry Share (other than Excluded Shares and Dissenting Shares) shall, from and after the Effective Time, represent only the right to receive the Merger Consideration, without interest thereon, as contemplated by Section 2.1(a). If, after the Effective Time, Certificates or, in the case of Book-Entry Shares, such shares of Common Stock are presented to the Surviving Corporation, the Parent or the Paying Agent for transfer or any other reason, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article II.

(e) No Liability. To the fullest extent permitted by applicable Law, none of Merger Sub, the Parent, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Stockholder or other Person in respect of any cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Payment Fund remaining unclaimed by Stockholders as of the day that is immediately prior to the date on which such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation and any former Stockholder who has not theretofore complied with this Section 2.4 shall thereafter look only to the Surviving Corporation (as a general creditor thereof) for payment of its claim for Merger Consideration, without interest thereon.

(f) Lost, Stolen or Destroyed Certificates. In the event that any Certificate has been lost, stolen or destroyed, the Parent will cause the Surviving Corporation or the Paying Agent to, upon the receipt of an affidavit of that fact by the holder thereof in form and substance reasonably satisfactory to the Surviving Corporation or Paying Agent, as the case may be, and, if required by the Parent, the posting of a bond in a customary amount as indemnity against any claim that may be made against the Parent, the Surviving Corporation or the Paying Agent with respect to such lost, stolen or destroyed Certificate, pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Common Stock previously evidenced by such lost, stolen or destroyed Certificate, without interest thereon.

2.5 Convertible Notes. Pursuant to the terms of the 2010 Notes Indenture, after the Effective Time, each holder of 2010 Notes, to the extent such holder has not exercised its right to require the Surviving Corporation to repurchase such holder’s 2010 Notes in accordance with the terms of the 2010 Notes Indenture, will be entitled to convert such holder’s 2010 Notes into the right to receive an amount in cash for each one thousand dollars ($1,000) principal amount of 2010 Notes held by such holder equal to the product of (a) the Merger Consideration and (b) 77.6714 (plus any increase in the conversion rate as determined pursuant to Section 10.01(e) and Schedule A of the 2010 Notes Indenture to the extent such holder would be entitled to such increase pursuant to the terms of the 2010 Notes Indenture).

2.6 Employee Stock Purchase Plan. Prior to the Effective Time, the Company shall take all necessary and appropriate action such that (a) no new purchase or offering period under the ESPP commences after the date hereof, (b) each participant in the offering period currently in effect shall not increase his or her payroll deductions or purchase elections from those in effect immediately prior to the date hereof, (c) if, with respect to a purchase or offering period in effect on the date hereof, the Effective Time occurs prior to the Exercise Date (as defined in the ESPP) for such purchase or offering period, upon the Effective Time, each purchase right under the ESPP outstanding immediately prior to the Effective Time shall be used to purchase from the Company whole and fractional shares of Common Stock (subject to the provisions of the ESPP regarding the maximum number and value of shares purchasable per participant) at the applicable price determined under the terms of the ESPP (subject to the limitations set forth in clause (b) of this Section 2.6) for the then outstanding purchase or offering period using such date as the final Exercise Date for such purchase or offering period, and any remaining accumulated but unused payroll deductions shall be distributed to the relevant participants without interest as promptly as practicable following the Effective Time, and (d) the ESPP is terminated at or prior to the Effective Time.

2.7 Adjustments to Prevent Dilution. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, merger, issuer tender or exchange offer, any stock dividend or stock distribution with a record date during such period or any other similar transaction, the Merger Consideration shall be equitably and appropriately adjusted to reflect such change such that the aggregate consideration to each Stockholder is the same as it would have been if such event had not occurred.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the SEC Filings filed with or furnished to the SEC prior to the date hereof (other than any disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements” and any other disclosures contained therein to the extent that they are similarly predictive, cautionary or forward-looking in nature) or (b) the disclosure schedule delivered by the Company to the Parent immediately prior to the execution of this Agreement (the “Disclosure Schedule”) (it being understood and agreed that (i) disclosure of any item in any section or subsection of the Disclosure Schedule shall be deemed disclosure in all other sections or subsections if the relevance of such item to such sections or subsections is reasonably apparent, (ii) the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item is material or has had or would have a Material Adverse Effect or that the inclusion of such item in the Disclosure Schedule is required and (iii) the representations and warranties set forth in Sections 3.1(b), 3.2, 3.3, 3.18, 3.19 and 3.20 shall not be qualified by any disclosures contained in the SEC Filings), the Company represents and warrants to the Parent and Merger Sub as follows:

3.1 Qualification, Organization and Subsidiaries.

(a) Each of the Company and its Subsidiaries (i) is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation (or other applicable entity) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, in good standing or qualified or to have such power and authority would not have, individually or in the aggregate, a Material Adverse Effect.

(b) Section 3.1(b) of the Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company, the jurisdiction of organization and the percentage of outstanding equity interests (including partnership interests and limited liability company interests) owned by the Company or its Subsidiaries of each such Subsidiary. All equity interests (including partnership interests and limited liability company interests) of such Subsidiaries held by the Company or by any other Subsidiary have been duly and validly authorized and are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. All such equity interests owned by the Company or its Subsidiaries are free and clear of any Liens, other than Permitted Liens and other restrictions on transfer imposed by applicable securities Laws.

(c) The Company has made available to the Parent on or prior to the date hereof complete and correct copies of the certificate of incorporation and by-laws of the Company, in each case as amended to the date of this Agreement.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 180,000,000 shares of Common Stock and 200,000,000 shares of Preferred Stock. As of the close of business on April 10, 2013 (the “Capitalization Date”), there were (i) 40,080,119 shares of Common Stock issued and outstanding (not including shares of Common Stock held in the treasury of the Company), (ii) 7,209,645 shares of Common Stock held in the treasury of the Company and no shares of Common Stock were held by any Subsidiary of the Company, (iii) no shares of Preferred Stock issued and outstanding, (iv) 757,159 shares of Common Stock underlying outstanding Company Restricted Stock Unit Awards, (v) 57,788 shares of Common Stock underlying outstanding Performance-Based Restricted Stock Unit Awards, assuming all Performance-Based Restricted Stock Unit Awards are earned at one hundred percent (100%) of achievement, (vi) 31,399 shares of Common Stock underlying outstanding Director Phantom Units, (vii) outstanding Company Stock Options to purchase an aggregate of 274,876 shares of Common Stock, each of which is currently vested and exercisable, and (viii) 23,647,487 shares of Common Stock reserved for issuance (including shares of Common Stock reserved for issuance in connection with the exercise or conversion of outstanding Company Equity Awards). All outstanding shares of Common Stock, and all shares of Common Stock reserved for issuance as noted in clause (viii) above, when issued in accordance with the respective terms thereof, are or will be, as the case may be, duly authorized, validly issued, fully paid and non-assessable, and not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Section 3.2(a) of the Disclosure Schedule contains a correct and complete list, as of the Capitalization Date, of the holder, date of grant, number of shares, vesting schedule, terms and, if applicable, exercise price of each outstanding Company Equity Award.

As of the date hereof, (i) the conversion rate of the 2010 Notes is 77.6714 per one thousand dollars ($1,000) principal amount of 2010 Notes (which conversion rate is subject to adjustment based on the occurrence of certain events after the date hereof pursuant to the terms of the 2010 Notes Indenture) and the aggregate principal amount of the outstanding 2010 Notes is one hundred twenty-five million dollars ($125,000,000); (ii) the 2010 Hedges give the Company the right to receive cash, shares of Common Stock or a combination thereof, as applicable, upon conversion of the 2010 Notes in accordance with the terms and conditions of the documentation governing the 2010 Hedges that is on file with the SEC as of the date hereof; and (iii) the 2010 Warrants give the counterparties thereto the right to acquire an aggregate of up to 9,708,925 shares of Common Stock from the Company at a price per share of $15.765 in accordance with the terms and conditions of the documentation governing the 2010 Warrants that is on file with the SEC as of the date hereof. Assuming compliance by the Company with the provisions of Section 2.6 and an option price of $18.88 per share, no more than 40,000 shares of Common Stock will be delivered to ESPP participants, pursuant to the ESPP, out of the treasury stock held by the Company after the Capitalization Date and prior to or at the Effective Time.

(b) Except for (w) outstanding shares of Common Stock described in clauses (i) and (ii) of the second sentence of Section 3.2(a) and outstanding shares of Common Stock, if any, issued after the Capitalization Date and prior to the date hereof pursuant to the terms of Company Equity Awards outstanding as of the Capitalization Date, (x) the Company’s obligation to issue shares of Common Stock pursuant to the ESPP as described in Section 3.2(a), (y) outstanding Company Equity Awards described in clauses (iv) through (vii) of the second sentence of Section 3.2(a) and (z) the 2010 Notes and 2010 Warrants and the obligation to issue shares of Common Stock thereunder, in each case, as described in Section 3.2(a), and except as set forth in Section 3.2(b) of the Disclosure Schedule, as of the date hereof, (i) the Company does not have any shares of capital stock or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests of the Company or any of its Subsidiaries, which would give the holder thereof the right to receive payment or other consideration in respect of such capital stock or other equity interests or whose value is determined with reference to or is measured by such capital stock or other equity interests to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell, or make any payment or provide any consideration in respect of, or the value of which is determined with reference to or measured by, any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide any funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person other than direct or indirect wholly owned Subsidiaries of the Company (the items in this clause (ii) are “Company Equity Securities”).

(c) Except for Company Equity Awards or as set forth in Section 3.2(c) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the Stockholders on any matter.

(d) Except as set forth in Section 3.2(d) of the Disclosure Schedule, there are no voting trusts or other binding agreements or binding understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries is party to or bound by any stockholders agreement, voting agreement or registration rights agreement regarding the Common Stock.

(e) Except as set forth in Section 3.2(e) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries have incurred any Indebtedness of the types described in clauses (a), (b) and (e) of the definition thereof since December 31, 2012 through the date hereof other than in the ordinary course of business and, in any case, the aggregate outstanding Indebtedness of the types described in clauses (a), (b) and (e) of the definition thereof (assuming the par value of the 2010 Notes is used for purposes of the calculations herein) of the Company and its Subsidiaries as of March 31, 2013 was not more than $5,000,000 greater than it was as of December 31, 2012. As of March 31, 2013, (i) the aggregate Indebtedness of the types described in clauses (a), (b) and (e) of the definition thereof of the Company and its Subsidiaries outstanding under the Credit Agreement was not greater than $125,000,000, (ii) no Indebtedness of the types described in clauses (a), (b) and (e) of the definition thereof of the Company or any of its Subsidiaries (excluding obligations owed under the Credit Agreement, the 2010 Notes, the 2010 Warrants, the 2010 Hedges and the 2010 Swap) will become due on the Closing Date, or give the holder thereof the right to accelerate such Indebtedness such that it would become due on the Closing Date, or require the payment of any premium or penalty on the Closing Date, in each case, as a result of the consummation of the Merger and (iii) the aggregate Cash and Cash Equivalents of the Company and its Subsidiaries was not less than $75,000,000. The Company has not declared or authorized, but not paid, any dividends.

3.3 Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject, in the case of the Merger, to obtaining the affirmative vote at the Stockholders Meeting in favor of adopting this Agreement of the holders of at least a majority of the outstanding shares of Common Stock of the Company (the “Stockholder Approval”). The execution and delivery of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized by the Board of Directors and, except for obtaining the Stockholder Approval and filing the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement or the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by the Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (ii) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law.

(b) The Board of Directors, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, the Stockholders, (ii) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, (iii) declared this Agreement and the transactions contemplated by this Agreement, including the Merger, advisable and (iv) resolved to recommend (the “Board Recommendation”) the adoption of this Agreement by the Stockholders at the Stockholders Meeting, in each case unanimously, which actions and resolutions have not been rescinded, modified or withdrawn in any way except as permitted by Section 5.4.

(c) Merrill Lynch, Pierce, Fenner & Smith Incorporated has delivered to the Board of Directors its opinion, dated as of the date of this Agreement, substantially to the effect that, as of such date and based on and subject to the assumptions, qualifications, limitations and other matters considered in the preparation thereof, the Merger Consideration to be received in the Merger by the Stockholders pursuant to this Agreement is fair, from a financial point of view, to such Stockholders, and a copy of such opinion will be provided to the Parent promptly following the Company’s receipt of an executed copy thereof from Merrill Lynch, Pierce, Fenner & Smith Incorporated.

(d) The Stockholder Approval is the only vote of the holders of any class or series of the Company’s securities or capital stock necessary to adopt this Agreement and approve the Merger.

3.4 Noncontravention.

(a) Assuming compliance with the matters referenced in clauses (i) through (v) of Section 3.4(b), receipt of any required approvals in connection therewith and receipt of the Stockholder Approval, neither the execution and delivery of this Agreement nor the consummation of the Merger will (i) violate any provision of the certificate of incorporation or by-laws (or equivalent organizational and governing documents) of the Company or any Subsidiary thereof, (ii) violate any Law applicable to the Company or any of its Subsidiaries, (iii) with or without the giving of notice or the lapse of time or both, result in a breach of, constitute a default under, result in the termination of or a right of termination or cancellation under, or accelerate the performance of any material obligation required by, any Material Contract to which the Company or any of its Subsidiaries is a party or (iv) result in the creation of any Lien (other than Permitted Liens) upon any material properties or assets of the Company or any of its Subsidiaries, except, in each case, as set forth in Section 3.4(a) of the Disclosure Schedule or, in the case of the immediately preceding clauses (ii), (iii) and (iv), to the extent that any such violation, breach, default, termination, termination or cancellation right creation, acceleration or Lien creation would not have, individually or in the aggregate, a Material Adverse Effect.

(b) The execution and delivery by the Company of this Agreement does not, and the consummation by the Company of the Merger will not, require any Order, Permit of, or filing with or notification to, any Governmental Entity, except for (i) compliance with applicable foreign, provincial and state securities or blue sky Laws, the Advisers Act, the Securities Act and the Exchange Act (including the filing with the SEC of any required Proxy Statement and any required mailing or other dissemination thereof), (ii) compliance with the rules and regulations of the New York Stock Exchange (the “NYSE”), including any applications for delisting of the Common Stock with the NYSE, the Commodity Futures Trading Commission (“CFTC”), the Financial Industry Regulatory Authority (“FINRA”), the securities or insurance commission (or similar body) of any foreign government, province or state or any other self-regulatory body, (iii) compliance with the HSR Act and any applicable foreign antitrust Laws, (iv) the filing and recording of appropriate merger documents as required by the DGCL and by relevant authorities of other jurisdictions in which the Company is qualified to do business (including the Certificate of Merger with the Secretary of State of the State of Delaware), (v) the Orders, Permits, filings and notifications set forth in Section 3.4(b) of the Disclosure Schedule and (vi) such other Orders, Permits, filings and notifications which, if not obtained or made, would not have, individually or in the aggregate, a Material Adverse Effect.

3.5 SEC Filings and Financial Statements.

(a) Since December 31, 2010, the Company has filed or furnished all forms, documents and reports required to be filed or furnished with the SEC under the Securities Act or the Exchange Act (collectively with any amendments thereto, the “SEC Filings”). Each of the SEC Filings, in each case as of its filing date, or, if amended prior to the date hereof, as finally amended prior to the date hereof, has complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and none of the SEC Filings, when filed, or, if amended prior to the date hereof, as finally amended prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file periodic reports with the SEC. To the Knowledge of the Company, the Company has not been notified in writing that any of the SEC Filings is the subject of ongoing SEC review, comment or investigation.

(b) The condensed consolidated financial statements (including the related notes and schedules) included in the SEC Filings (if amended prior to the date hereof, as of the date of the last such amendment prior to the date hereof) have been prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto) and, on that basis, fairly presented, in all material respects, the consolidated financial condition, income, comprehensive income, changes in stockholder’s equity and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto).

(c) Except as set forth in Section 3.5(c) of the Disclosure Schedule, there exist no liabilities of any nature of the Company or any of its Subsidiaries, whether accrued, contingent or otherwise, that would be required to be reflected on a balance sheet prepared in accordance with GAAP, other than any such liabilities (i) that were reflected, reserved for or otherwise disclosed in the Company’s consolidated balance sheet as of December 31, 2012 included in the SEC Filings, (ii) that were incurred (A) in the ordinary course of business after December 31, 2012 or (B) in connection with the Company’s sale process, including the consideration of the transactions contemplated by this Agreement and any transactions potentially competing with or alternative to such transactions or proposals from other third parties relating to any competing or alternative transactions, the entry into this Agreement and the performance of the transactions contemplated by this Agreement, (iii) arising or resulting from an existing Contract, except to the extent that such liabilities arose or resulted from a breach or a default under such Contract by the Company or any of its Subsidiaries, or (iv) that would not have, individually or in the aggregate, a Material Adverse Effect.

3.6 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act, and (b) the Company has established and maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company and its Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding disclosure and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Since December 31, 2010, the Company has disclosed to the Company’s independent auditors and to the audit committee of the Board of Directors (x) all significant deficiencies and material weaknesses in the design or operation of such disclosure controls and procedures that the Company determined are or were reasonably likely to materially and adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any material fraud that is known to the Company that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and all such matters are listed on Section 3.6 of the Disclosure Schedule.

3.7 Taxes. Except as set forth in Section 3.7 of the Disclosure Schedule or as would not have, individually or in the aggregate, a Material Adverse Effect:

(a) All Tax Returns required to have been filed by the Company and each of its Subsidiaries have been timely filed (taking into account any extension of time within which the Company or its Subsidiaries are permitted to make such filings), and each such Tax Return reflects the Company’s or such Subsidiary’s liability for Taxes and is otherwise complete and accurate. All Taxes, whether or not shown on such Tax Returns, due and payable by the Company or any of its Subsidiaries have been timely paid, except for Taxes being contested in good faith by appropriate proceedings or for which adequate reserves have been established in accordance with GAAP.

(b) As of the date hereof, there is no audit, examination, investigation or other proceeding pending or, to the Knowledge of the Company, written claim asserted by a Governmental Entity against the Company or any of its Subsidiaries in respect of any Taxes, except for Taxes being contested in good faith by appropriate proceedings or for which adequate reserves have been established in accordance with GAAP. There are no Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure to pay any Tax, other than Liens for Taxes not yet due and payable, contested in good faith by appropriate proceedings or for which adequate reserves have been established in accordance with GAAP.

(c) Neither the Company nor any of its Subsidiaries (A) is a party to any Tax allocation or sharing agreement or any Tax indemnity agreement (other than any commercial Contracts entered in the ordinary course of business that do not relate primarily to Taxes), (B) has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) or (C) has (i) ever been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated U.S. federal income Tax Return other than the “affiliated group” of which the Company is the common parent or (ii) any liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of U.S. federal, state, local or foreign Law), as a transferee or successor, by applicable Law or otherwise.

(d) The Company and each of its Subsidiaries have deducted, withheld and timely paid, or caused to be deducted, withheld and timely paid, to the appropriate Governmental Entity all Taxes required to be deducted, withheld and timely paid in connection with amounts paid or owing to any employee, “principal”, independent contractor, creditor, stockholder or other Person and have complied with all reporting and recordkeeping requirements.

(e) From January 1, 2011 through the date hereof, to the Knowledge of the Company, no claim has been made in writing by a Governmental Entity in a jurisdiction in which the Company or any of its Subsidiaries do not file Tax Returns that any such non-filing entity is subject to taxation by, or is required to file Tax Returns in, that jurisdiction.

(f) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or Tax items or has agreed to or is a beneficiary of any extension of time with respect to any Tax that may be assessed or collected, any Tax deficiency or any adjustment to any Tax Return that may be made. No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings related to Taxes have been entered into, issued by or requested from any Governmental Entity with or in respect of the Company or any of its Subsidiaries.

(g) The Company has not, and, to the Knowledge of the Company, none of its Subsidiaries has been identified by the IRS as having, participated in a “listed transaction” or “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 or any “tax shelter” within the meaning of Section 6662 of the Code.

3.8 Compliance with Laws, Orders and Permits; Litigation; Permits.

(a) The Company and each of its Subsidiaries are in compliance with all Laws, Orders and Permits to which the Company or such Subsidiary is subject, except where such failure to comply would not have, individually or in the aggregate, a Material Adverse Effect. No representation or warranty shall be deemed to be made in this Section 3.8(a) in respect of environmental, intellectual property or information security matters, each of which is addressed by other applicable sections of this Agreement.

(b) Except as set forth in Section 3.8(b) of the Disclosure Schedule, as of the time of the execution of this Agreement, there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that (i) challenges or seeks to enjoin, alter, prevent or materially delay the Merger or (ii) would have, individually or in the aggregate, a Material Adverse Effect. There is no Order imposed upon the Company or any of its Subsidiaries, or any of their respective assets or properties, that would have, individually or in the aggregate, a Material Adverse Effect.

(c) The Company and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all Permits that are necessary for it to own or lease its properties and assets and conduct its business as presently conducted, and all such Permits are in full force and effect, in each case, except where such failure to own, hold, possess or lawfully use, or the failure to so be in full force and effect, would not have, individually or in the aggregate, a Material Adverse Effect. No representation or warranty shall be deemed to be made in this Section 3.8(c) in respect of environmental, intellectual property or information security matters, each of which is addressed by other applicable sections of this Agreement.

3.9 Investment Advisory Activities and Broker-Dealer Activities

(a) The Subsidiaries of the Company listed in Section 3.9(a) of the Disclosure Schedule are the only Subsidiaries of the Company that are required to be registered as investment advisers under the Advisers Act as of the date hereof (collectively, the “RIAs”).

(b) The RIAs, where required by applicable Law, are duly registered as investment advisers under the Advisers Act and the rules and regulations thereunder and are qualified and licensed as investment advisers in each state and other jurisdiction wherein they are required to be so qualified or licensed, except where the failure to be so qualified or licensed would not have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries (other than the RIAs) is required to be registered as an investment adviser or a registered representative with any Governmental Entity, except where the failure to be so registered would not have, individually or in the aggregate, a Material Adverse Effect.

(c) As of the date hereof, except as set forth in Section 3.9(c) of the Disclosure Schedule, no RIA and, to the Knowledge of the Company, no person “associated” (as defined in the Advisers Act) with any RIA, is ineligible or disqualified pursuant to Section 203 of the Advisers Act to serve as a registered investment adviser or person “associated” with a registered investment adviser, nor is there any Action pending or, to the Knowledge of the

Company, threatened by any Governmental Entity which would reasonably be expected to become the basis for any such ineligibility or disqualification, except in each case as would not be material to the Company and its Subsidiaries, taken as a whole.

(d) To the Knowledge of the Company, no RIA has any Client that is, or is required to be, registered as an investment company under the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, as amended.

(e) Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) each Investment Advisor Contract is valid and effective in accordance with its terms and (ii) there is no existing breach under any Investment Advisor Contract or event which, with the giving of notice or the lapse of time or both, would become such a breach.

(f) Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries (i) has complied with applicable requirements of ERISA and Section 4975 of the Code and (ii) has not engaged in a “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975(c) of the Code that has subjected or could subject the Company or any of its Subsidiaries, including the RIAs, to liability or Taxes under ERISA or the Code.

(g) The Subsidiaries of the Company listed in Section 3.9(g) of the Disclosure Schedule are the only Subsidiaries of the Company that are required to be registered as broker-dealers under the Exchange Act as of the date hereof (collectively, the “Broker-Dealers”).

(h) The Broker-Dealers, where required by applicable Law, are duly registered as broker-dealers under the Exchange Act and the rules and regulations thereunder, are qualified and licensed as broker-dealers in each state and other jurisdiction wherein they are required to be so qualified or licensed and are member organizations in good standing with FINRA and any other self-regulatory organization where the conduct of their businesses requires such membership, except where the failure to be so qualified or licensed or to be in good standing would not have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries (other than the Broker-Dealers) is required to be registered as a broker-dealer with any Governmental Entity, except where the failure to be so registered would not have, individually or in the aggregate, a Material Adverse Effect.

(i) As of the date hereof, except as set forth in Section 3.9(i) of the Disclosure Schedule, no Broker-Dealer and, to the Knowledge of the Company, no person “associated” (as defined in the Exchange Act) with any Broker-Dealer, (i) is ineligible or disqualified pursuant to Section 15(b) of the Exchange Act to serve as a broker-dealer or as a person “associated” with a broker-dealer, (ii) is subject to any “statutory disqualification” (as such terms are defined in the Exchange Act) or (iii) is subject to a disqualification that would be the basis for censure, material limitations on the activities, functions or operations of, or suspension or revocation of the registration of, any Broker-Dealer under any applicable provision of the Exchange Act, except in each case as would not be material to the Company and its Subsidiaries, taken as a whole.

3.10 Real Property.

Neither the Company nor any of its Subsidiaries owns any real property. Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries has a valid leasehold interest in each parcel of real property leased by it free and clear of all Liens, except Permitted Liens.

3.11 Intellectual Property and Information Security.

(a) Section 3.11(a) of the Disclosure Schedule sets forth a list of all material Intellectual Property owned by the Company or, to the Knowledge of the Company, one of its Subsidiaries that is registered, patented or subject to an application for registration or patent (the “Company-Registered Intellectual Property”). The Company or, to the Knowledge of the Company, one of its Subsidiaries is the exclusive owner of all right, title and interest in and to the Company-Registered Intellectual Property, free and clear of all Liens (other than Permitted Liens).

(b) Except as would not have, individually or in the aggregate, a Material Adverse Effect: (i) the Company and its Subsidiaries own, license or otherwise possess valid and enforceable rights to use all Company Intellectual Property, (ii) the conduct of the business of the Company and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate in any material respect the Intellectual Property rights of any third party, (iii) no Actions are pending or, to the Knowledge of the Company, threatened in writing that: (A) allege the Company or any of its Subsidiaries or the products or services of the Company or any of its Subsidiaries infringe, dilute, misappropriate or otherwise violate the Intellectual Property Rights of any third party, (B) request the Company or any of its Subsidiaries to license third-party Intellectual Property, or (C) challenge the rights of the Company or any of its Subsidiaries in, or the validity or enforceability of, the Company Intellectual Property. To the Knowledge of the Company, no Company-Registered Intellectual Property is being infringed, diluted, misappropriated or otherwise violated by any third party, and no Actions by the Company or any of its Subsidiaries are pending against any third party in connection with any Company Intellectual Property.

(c) Except as would not have, individually or in the aggregate, a Material Adverse Effect, the consummation of the Merger is not expected to adversely affect the Company’s and its Subsidiaries’ right and ability to continue using the Company Technology after the Closing in a manner similar to the manner in which the Company Technology is used prior to the Closing.

(d) Except as would not have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of the Company, all current and former employees and contractors of the Company or any of its Subsidiaries who contributed to the Company Technology that is incorporated in any product or service of the Company or any of its Subsidiaries have executed assignments to the Company and its Subsidiaries of all such Person’s respective rights, including Intellectual Property, relating to such product or service.

(e) Except as would not have, individually or in the aggregate, a Material Adverse Effect: (i) the Company and its Subsidiaries comply with all applicable contractual obligations and their own published or posted privacy or information security policies governing the collection, sharing, processing, use and safeguarding of consumer and employee information that is personally identifiable or otherwise subject to regulation by applicable Law (“Personal Information”) and, to the Knowledge of the Company, are not alleged to have breached or violated any such obligations or policies; (ii) the Company and its Subsidiaries have implemented and maintain a written information security program and maintain reasonable technical, administrative, and physical safeguards to protect the confidentiality, integrity and security of the systems and networks (and all Personal Information stored therein or transmitted thereby) (“Systems”) of the Company and its Subsidiaries that are, in each case, commercially reasonable and, in any event, in compliance with all applicable Laws and contractual obligations to which the Company or any of its Subsidiaries is bound; and (iii) to the Knowledge of the Company, as of the date hereof, there have been no security breaches relating to, or any unauthorized access or acquisition of, any Company’s or Subsidiary’s Systems or any Personal Information maintained by the Company or its Subsidiaries which could result in material liability to the Company after the date hereof.

(f) It is agreed and understood that no representation or warranty is made in respect of intellectual property or information security matters in any section of this Agreement other than this Section 3.11.

3.12 Absence of Certain Changes or Events. From December 31, 2012 through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their businesses, in all material respects, in the ordinary course, except in connection with the Company’s sale process, including the consideration of the transactions contemplated by this Agreement and any transactions potentially competing with or alternative to such transactions or proposals from other third parties relating to any competing or alternative transactions, the entry into this Agreement and the performance of the transactions contemplated by this Agreement and (b) there has not been any change, effect, event or occurrence that has had or would have, individually or in the aggregate, a Material Adverse Effect.

3.13 Contracts.

(a) Section 3.13(a) of the Disclosure Schedule lists the following Contracts (other than this Agreement, the Contracts filed by the Company with the SEC, the Employee Benefit Plans and the Policies) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement (collectively, with each Contract filed by the Company with the SEC as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K or as a “definitive material agreement” (as such term is defined in Item 1.01 of Form 8-K of the SEC under the Exchange Act), the “Material Contracts”):

(i)	each Contract that contains provisions that prohibit the Company or any of its Subsidiaries from competing in, in any material respect, any line of business, which provisions, to the extent reasonably apparent from the language of such Contract, would, after the Effective Time, in addition to applying to the Surviving Corporation and its Subsidiaries, also apply to the Parent or any of its Affiliates (other than the Surviving Corporation or any of its Subsidiaries);

(ii)	each Contract that creates, governs or controls a partnership, joint venture or other similar arrangement with respect to the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii)	other than any Contract between or among the Company and any of its wholly owned Subsidiaries or between or among any of the wholly owned Subsidiaries of the Company, each Contract relating to outstanding Indebtedness in excess of $4,000,000 in principal amount;

(iv)	each mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien (other than a Permitted Lien) on any material property or asset of the Company or any Subsidiary thereof;

(v)	each Contract (A) pursuant to which any earn-out, deferred or contingent payment remains outstanding or (B) pursuant to which all material indemnification obligations have not terminated or expired (excluding indemnification obligations in respect of representations and warranties that survive indefinitely), in each case, that relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(vi)	each Contract containing restrictions with respect to payment of dividends or any distributions in respect of the equity interests of the Company or which limits the ability of the Company or any of its Subsidiaries to pledge any assets or guarantee or incur Indebtedness;

(vii)	each Contract that is either (A) set forth on Section 3.13(a) of the Disclosure Schedule or (B) an employment agreement with the Company or any of its Subsidiaries entered into in connection with a “management company buy-out”; and

(viii)	each Contract material to the business of the Company and its Subsidiaries, taken as a whole, which does not involve commercially available, off-the-shelf software and involving (A) the provision of information technology products or services by or to the Company or any of its Subsidiaries or (B) the licensing of Intellectual Property or Company Technology by or to the Company or any of its Subsidiaries.

(b) (i) All Material Contracts are in full force and effect and enforceable in accordance with their terms (except those which may be cancelled, rescinded, terminated or not renewed after the date hereof in accordance with their terms), in each case, except where the failure to be so in full force and effect would not have, individually or in the aggregate, a Material Adverse Effect and (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under (or with notice or lapse of time, or both, would be in breach of or default under) the terms of any Material Contract, in each case, except where such breach or default would not have, individually or in the aggregate, a Material Adverse Effect.

3.14 Employee Benefits.

(a) Section 3.14(a) of the Disclosure Schedule includes a list of all material Employee Benefit Plans. The Company has delivered or made available (including by way of the general availability of documents publicly filed with the SEC) to the Parent true and complete copies (or, to the extent no such copy exists, an accurate description of the material terms thereof) of the following documents, with respect to each of the material Employee Benefit Plans, to the extent applicable: (i) any plans, all amendments thereto and related funding arrangements or trust documents, and amendments thereto, (ii) the most recent Forms 5500 and accompanying schedules thereto, if any, (iii) the most recent Internal Revenue Service determination or opinion letter, if applicable, and (iv) the most recent summary plan descriptions.

(b) Except as set forth in Section 3.14(b) of the Disclosure Schedule, no Employee Benefit Plan is subject to, and neither the Company nor any of its ERISA Affiliates has maintained (for employees of the Company and its Subsidiaries), contributed to or been required to contribute to a plan subject to, Title IV or Section 302 of ERISA or Section 412 of the Code, including any “multiemployer plans” (as defined in Section 4001(a)(3) of ERISA), or to any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). In respect of the Employee Benefit Plans, no event has occurred and no circumstance exists that could give rise to liability under Title IV of ERISA or Section 412 of the Code to the Company or any of its ERISA Affiliates that has not been satisfied in full.

(c) Each Employee Benefit Plan is in, and has been operated and maintained in, compliance with its terms and with all applicable Laws, except for instances of non-compliance that would not have, individually or in the aggregate, a Material Adverse Effect. In respect of each Employee Benefit Plan, neither the Company nor any of its Subsidiaries is or, to the Knowledge of the Company, reasonably could be subject to a material liability under Section 502 of ERISA or a Tax under Section 4975 of the Code.

(d) Except as set forth in Section 3.14(d) of the Disclosure Schedule and except as would not be material to the Company and its Subsidiaries, taken as a whole:

(i)	none of the Company or any of its Subsidiaries has received notice of and there are no pending or, to the Knowledge of the Company, threatened audits or investigations by any Governmental Entity with respect to, or other Actions, claims, suits or other proceedings against or involving any, Employee Benefit Plan or asserting rights or claims to benefits under any Employee Benefit Plan (other than routine claims for benefits payable in the normal course);

(ii)

each Employee Benefit Plan intended to qualify under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service to such effect on which it relies (or has submitted or will submit, and is awaiting receipt of a response, or is within the remedial amendment period for submitting an application for a determination or opinion letter with the Internal Revenue Service), and no event has occurred that would, to the Knowledge of the Company, reasonably be expected to adversely affect such plan’s qualified status;

(iii)	except to the extent required under Section 601 et. seq. of ERISA and Section 4980B of the Code, none of the Employee Benefit Plans provides for post-employment medical, group health, disability or retiree life insurance benefits to any Company or Subsidiary employee, other than (A) coverage mandated by applicable state Law, (B) death benefits or retirement benefits under any “employee benefit pension plan”, as that term is defined in Section 3(2) of ERISA, (C) benefits under insured plans maintained by the Company or any of its Subsidiaries providing such benefits in the event an employee is disabled at the time of termination of the employee’s employment with the Company or the applicable Subsidiary and the conversion privileges provided under such insured plans, or (D) deferred compensation benefits accrued as liabilities on the books of the Company and its Subsidiaries and disclosed on its financial statements; and

(iv)	the Company and its Subsidiaries, and the relevant plan administrator if other than the Company or its Subsidiaries, have at all relevant times properly classified each provider of services to the Company or any of its Subsidiaries as an employee or independent contractor, as the case may be, for all purposes relating to each Employee Benefit Plan for which such classification could be relevant.

(e) Except as provided herein or as set forth in Section 3.14(e) of the Disclosure Schedule, including Sections 2.1(d), 2.1(e), 2.1(f) and 2.1(g), neither the execution of this Agreement nor the consummation of the Merger will constitute an event that, either alone or in conjunction with any other event, will result in: (i) acceleration of the time of payment or vesting or increase in benefits or the amount payable under any Employee Benefit Plan, (ii) any amount failing to be deductible by reason of Section 280G of the Code, (iii) the provision of any reimbursement of excise Taxes under Section 4999 of the Code, (iv) the Company or any Subsidiary being required to transfer or set aside any assets to fund any benefits under any Employee Benefit Plan or (v) any employee, director, independent contractor or “principal” of the Company or any of its Subsidiaries becoming entitled to severance pay or benefits or any other payment or benefit.

(f) Except as set forth in Section 3.14(f) of the Disclosure Schedule, each Employee Benefit Plan and each “management agreement” or agreement with the Company or any of its Subsidiaries entered into in connection with a “management company buy-out” that is subject to Section 409A of the Code has been administered in material compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder, except for any instances of noncompliance that would not reasonably be expected to result in a material liability to the Company or any of its Subsidiaries. Neither the

Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former service provider for any tax incurred by such service provider pursuant to Section 409A of the Code.

3.15 Labor and Employment Matters. Except as set forth on Section 3.15 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is party to, or bound by, any collective bargaining agreement or other Contract or binding understanding with a labor union or organization and none of the employees of the Company or any of its Subsidiaries is represented by any labor organization. Except as would not have, individually or in the aggregate, a Material Adverse Effect, (a) there are no pending labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any actions or arbitrations that involve the labor or employment relations of the Company or any of its Subsidiaries and (b) the Company and its Subsidiaries are in compliance with all Laws and Orders regarding employment and employment practices.

3.16 Environmental Matters.

(a) Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and each of its Subsidiaries are in compliance with all applicable Laws and Orders relating to protection of the environment or human health and safety (“Environmental Laws”), (ii) the Company and each of its Subsidiaries possess and are in compliance with all Permits required under the Environmental Laws for the conduct of their respective operations, and (iii) there are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging a violation of, or liability under or relating to, any Environmental Law.

(b) It is agreed and understood that no representation or warranty is made in respect of environmental matters in any section of this Agreement other than this Section 3.16.

3.17 Insurance. Except as would not have, individually or in the aggregate, a Material Adverse Effect, (a) all material insurance policies covering the Company and its Subsidiaries and their respective assets, properties and operations (the “Policies”) provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and, to the Knowledge of the Company, as is commercially reasonable for businesses of comparable size and scope of operations to the Company and its Subsidiaries and (b) all of the Policies are in full force and effect and all premiums due and payable thereon from the Company have been paid in full. No insurance broker or carrier for the Policies has delivered a written termination on non-renewal notice to the Company or, to the Knowledge of the Company, any of its Subsidiaries.

3.18 Proxy Statement. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in any Proxy Statement will, at the time it is first mailed to the Stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Any Proxy Statement filed by the Company will at the time it is first mailed to the Stockholders and at the time of the Stockholders Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder applicable thereto as of such time. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied or required to be supplied by or on behalf of the Parent or Merger Sub or any of their respective Representatives or Affiliates which is contained or incorporated by reference in any Proxy Statement.

3.19 Brokers’ Fees. No broker, finder, financial advisor, investment banker or other similar Person (other than Merrill Lynch, Pierce, Fenner & Smith Incorporated) is entitled to any brokerage or finder’s fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company or any of its Subsidiaries. The Company has delivered or made available to the Parent correct and complete copies of all Contracts between the Company or any of its Subsidiaries, on the one hand, and Merrill Lynch, Pierce, Fenner & Smith Incorporated in its capacity as financial advisor with respect to the transactions contemplated by this Agreement, on the other hand.

3.20 Takeover Statutes Not Applicable. Assuming the accuracy of the representations and warranties of the Parent and Merger Sub set forth in Section 4.9, the Company has taken all action required to be taken by it in order to exempt this Agreement, the Merger and the other transactions contemplated by this Agreement from the requirements of Section 203 of the DGCL, as well as any applicable “moratorium”, “control share acquisition”, “fair price”, “interested shareholder”, “business combination” or other anti-takeover Laws and regulations (to the extent it has the ability under such Laws or regulations to cause such exemption) or contained in the Company’s certificate of incorporation. The Company does not have in effect any stockholder rights plan, “poison pill” or similar plan or arrangement.

3.21 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV, the Company acknowledges that none of the Parent, Merger Sub or any other Person on behalf of the Parent or Merger Sub makes any other express or implied representation or warranty with respect to the Parent or Merger Sub or with respect to any other information provided to the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB

The Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

4.1 Organization. Each of the Parent and Merger Sub (a) is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its respective jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (b) is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation (or other applicable entity) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing, in good standing or qualified or to have such power and authority would not have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Authority. Each of the Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of the Parent and Merger Sub, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action (including the adoption of this Agreement and approval of the Merger by Parent in its capacity as the sole stockholder of Merger Sub), and no other corporate action on the part of the Parent or Merger Sub is necessary to authorize the execution and delivery of this Agreement by the Parent or Merger Sub or the consummation of the transactions contemplated hereby by the Parent or Merger Sub. This Agreement has been duly executed and delivered by each of the Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of the Parent and Merger Sub enforceable against the Parent and Merger Sub in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law.

4.3 Noncontravention.

(a) Assuming compliance with the matters referenced in clauses (i) through (v) of Section 4.3(b) and receipt of any required approvals in connection therewith, neither the execution and delivery of this Agreement nor the consummation of the Merger will (i) violate any provision of the certificate of incorporation or by-laws (or equivalent organization and governing documents) of the Parent or Merger Sub, (ii) violate any Law applicable to the Parent or Merger Sub on the date hereof, (iii) with or without the giving of notice or the lapse of time or both, result in a breach of, constitute a default under, result in the termination of or a right of termination or cancellation under, or accelerate the performance of any obligation required by, any Contract to which the Parent or Merger Sub is a party or (iv) result in the creation of any Lien (other than a Permitted Lien) upon any properties, rights or assets of the Parent or Merger Sub, except in the case of the immediately preceding clauses (ii), (iii) and (iv), to the extent that any such violation, breach, default, termination, termination or cancellation right creation, acceleration or Lien creation would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of the Parent and Merger Sub does not, and the consummation of the Merger will not, require any Order, Permit of, or filing with or notification to, any Governmental Entity, except for (i) compliance with applicable foreign, provincial and state securities or blue sky Laws, the Advisers Act, the Securities Act and the Exchange Act (including the filing with the SEC of any required Proxy Statement and any required mailing or other dissemination thereof), (ii) compliance with the rules and regulations of the NYSE, including any applications for any delisting of the Common Stock with the NYSE, the CFTC, FINRA, the securities or insurance commission (or other similar body) of any foreign government, province or state or any other self-regulatory body, (iii) compliance with the HSR Act and any applicable foreign antitrust Laws, (iv) the filing and recording of appropriate merger or other documents as required by the DGCL (including the Certificate of Merger with the Secretary of State of the State of Delaware), (v) the Orders, Permits, filings and notifications set forth in the disclosure schedule delivered by the Parent to the Company immediately prior to the execution of this Agreement and (vi) such Orders, Permits, filings and notifications which, if not obtained or made, would not prevent or materially delay the consummation of the Merger.

4.4 Financing.

(a) The Parent and Merger Sub have delivered to the Company, prior to the time of execution of this Agreement, true, complete and correct copies of: (i) the executed debt commitment letter, dated as of April 14, 2013, between Merger Sub and Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Morgan Stanley Senior Funding, Inc., UBS AG, Stamford Branch and UBS Securities LLC and the executed fee letter associated therewith (provided, that provisions in the fee letter related to the amount of fees and other economics, “flex” provisions and “securities demand” provisions, but only to the extent not affecting the amount, availability or conditionality of the Debt Financing, may be redacted) (such commitment letter and the fee letter, together with all exhibits, schedules, annexes and supplements thereto, collectively, the “Debt Financing Commitment”), pursuant to which, upon the terms and subject to the conditions set forth therein, Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Morgan Stanley Senior Funding, Inc., UBS AG, Stamford Branch and UBS Securities LLC have agreed to lend the amounts set forth therein (the “Debt Financing”) for the purpose of funding the transactions contemplated by this Agreement, the payment of fees and expenses to be incurred by Parent and Merger Sub in connection therewith and for the other purposes set forth therein; and (ii) the executed equity commitment letter, dated as of April 14, 2013, among the Parent and Madison Dearborn Capital Partners VI-A, L.P., Madison Dearborn Capital Partners VI-C, L.P. and Madison Dearborn Capital Partners VI Executive-A, L.P., each a Delaware limited partnership (collectively, the “Investors”) (together with all exhibits, schedules, annexes, supplements and amendments thereto, the “Equity Financing Commitment” and, together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which, upon the terms and subject to the conditions set forth therein, each of the Investors has committed to invest the cash amount set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). None of the Financing Commitments has been amended, restated or otherwise modified or waived prior to the date of this Agreement, and, other than amendments, restatements, or modifications solely to add lenders, lead arrangers, bookrunners, syndication agents and similar entities, no such amendment, restatement, modification or waiver is contemplated as of the date of this Agreement, and the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect on or prior to the date of this Agreement. As of the date hereof, there are, and are contemplated to be, no other agreements, side letters or arrangements relating to any of the Financing Commitments (other than as expressly set forth in the Financing Commitments delivered to the Company pursuant to the first sentence of this Section 4.4(a) and other than customary engagement letters, customary side letters and other customary ancillary agreements, none of which affect the amount, availability or conditionality of the Financing). As of the date hereof, the Financing Commitments are in full force and effect and constitute the legal, valid and binding obligations of each of the Parent and Merger Sub and, to the knowledge of the Parent, the other parties thereto, in each case in accordance with their terms and except as limited by (x) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (y) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law. There are no conditions related to the funding of the full amount of the Financing (including any “flex” provisions), other than as expressly set forth in the Financing Commitments furnished to the Company pursuant to the first sentence of this Section 4.4(a). As of the date hereof, to the knowledge of Parent and Merger Sub, no event has occurred that would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) by the Parent or Merger Sub under any of the Financing Commitments. As of the date hereof, neither the Parent nor Merger Sub nor any of the Investors has any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to the Parent or Merger Sub on the Closing Date. The Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date hereof pursuant to the Financing Commitments.

(b) Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.2(b), and subject to the “Specified Representations” and the “Specified Merger Agreement Representations” (each such term as defined in the Debt Financing Commitment) being true and correct in all material respects (except to the extent any such “Specified Representation” or “Specified Merger Agreement Representation” is already qualified by materiality, in which case such “Specified Representation” or “Specified Merger Agreement Representation” shall be true and correct in all respects) as of the Closing as if made as of the Closing (except to the extent any such “Specified Representation” or “Specified Merger Agreement Representation” speaks as of another time, in which case such “Specified Representation” or “Specified Merger Agreement Representation” shall be true and correct as of such other time), the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Financing Commitments, together with the cash and cash equivalents of the Company and its Subsidiaries available to the Company and its Subsidiaries on the Closing Date, will be sufficient on the Closing Date for the Parent and the Surviving Corporation to pay the aggregate Merger Consideration, the aggregate Closing Equity Incentive Amounts and all related fees and expenses and any other payment contemplated in this Agreement and in the Financing Commitments.

(c) The obligations of the Parent and Merger Sub under this Agreement are not subject to any conditions regarding the availability or receipt of financing (including the Financing) for the consummation of the transactions contemplated hereby.

4.5 Litigation. As of the time of the execution of this Agreement, there is no Action pending or, to the knowledge of the Parent or Merger Sub, threatened that challenges or seeks to enjoin, alter, prevent or materially delay the Merger or that, if adversely decided, would otherwise, individually or in the aggregate, have a Parent Material Adverse Effect.

4.6 Employment Matters. As of the time of the execution of this Agreement, neither the Parent or Merger Sub nor any Representative of the Parent or Merger Sub has (a) entered into or orally committed to enter into any employment agreement with any of the Company’s directors, officers or employees, (b) offered employment to any of the Company’s directors, officers or employees, (c) had negotiations with any of the Company’s directors, officers or employees regarding employment after the Closing or (d) sold, or offered to sell, any direct or indirect equity interest in the Company to any of the Company’s directors, officers or employees.

4.7 Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

4.8 Proxy Statement. None of the information supplied or to be supplied by or on behalf of the Parent or Merger Sub (or, if applicable, any Affiliate of the Parent, including any direct or indirect investor in the Parent) for inclusion or incorporation by reference in any Proxy Statement will, at the time at the time it is first mailed to the Stockholders and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Any Proxy Statement (if applicable) filed by the Parent, Merger Sub or any Affiliate of the Parent, including any direct or indirect investor in the Parent, will at the time it is first mailed to the Stockholders and at the time of the Stockholders Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder applicable thereto as of such time. Notwithstanding the foregoing, neither the Parent nor Merger Sub makes any representation or warranty with respect to any information supplied or required to be supplied by or on behalf of the Company or its Subsidiaries or any of their respective Representatives which is contained or incorporated by reference in any Proxy Statement.

4.9 Ownership of Common Stock. As of the date of this Agreement and except as set forth in the disclosure schedule delivered by the Parent to the Company immediately prior to the execution of this Agreement, none of the Parent or Merger Sub or their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of Common Stock and none of the Parent or Merger Sub or their respective Affiliates holds any rights to acquire or vote (or control the vote of) any shares of Common Stock except pursuant to this Agreement. None of the Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL.

4.10 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of the Parent is necessary to adopt this Agreement or approve the Merger. The adoption of this Agreement and the approval of the Merger by Parent in its capacity as the sole stockholder of Merger Sub was the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to adopt this Agreement or approve the Merger.

4.11 Brokers’ Fees. No broker, finder, financial advisor or investment banker is entitled to any brokerage or finder’s fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by the Parent or Merger Sub or any of their respective Affiliates or Representatives for which the Company could have any liability prior to the Effective Time.

4.12 Solvency. Neither the Parent nor Merger Sub is entering into this Agreement or the Financing Commitments with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated by this Agreement and the Financing Commitments, including the Financing, the payment of the aggregate Merger Consideration, the aggregate Closing Equity Incentive Amounts and all related fees and expenses and any repayment or refinancing of debt that may be contemplated in the Debt Financing Commitment, and assuming (a) the satisfaction of the conditions set forth in Section 6.1 and Section 6.2, (b) the accuracy of the “Specified Representations” in all material respects (except to the extent any such “Specified Representation” is already qualified by materiality, in which case such “Specified Representation” shall be true and correct in all respects) as of the Closing as if made as of the Closing (except to the extent any such “Specified Representation” speaks as of another time, in which case such “Specified Representation” shall be true and correct as of such other time) and the performance in all material respects by the Company of all of the covenants required to be performed by it under this Agreement at or prior to the Closing and (c) any estimates, projections or forecasts regarding the business of the Company and its Subsidiaries that have been provided to the Parent or any of its Representatives by the Company or any of its Representatives prior to the date hereof were prepared in good faith and were based on assumptions that were, when made, and continue to be, reasonable, the Surviving Corporation and its Subsidiaries, taken as a whole, (a) as of such date will be able to pay its liabilities as they become due and shall own property having a fair saleable value greater than the amounts required to pay its probable liabilities (including a reasonable estimate of all probable contingent liabilities) as they become absolute and mature and (b) shall not have, as of such date, unreasonably small capital to carry on its business in which it is engaged. For purposes of this definition, “not have, as of such date, unreasonably small capital to carry on its business in which it is engaged” means that the Surviving Corporation will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

4.13 Investment. Except as set forth in the disclosure schedule delivered by the Parent to the Company immediately prior to the execution of this Agreement, none of Parent, Merger Sub or any of their respective Affiliates has an interest greater than five percent (5%) in a Person who owns, controls or operates in the United States a business that derives a substantial portion of its revenues from a line of business within the Company’s or its Subsidiaries’ principal lines of businesses.

4.14 Limited Guarantee. Concurrently with the execution and delivery of this Agreement, each of the Guarantors has executed and delivered the Limited Guarantee pursuant to which each such Guarantor is guaranteeing certain obligations of the Parent and Merger Sub in connection with this Agreement on the terms and subject to the conditions set forth therein. The Limited Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of each of the Guarantors, enforceable in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law.

4.15 No Other Representations or Warranties. Except for the representations and warranties contained in Article III, each of the Parent and Merger Sub acknowledges that (a) neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to the Parent or Merger Sub in connection with the transactions contemplated by this Agreement and (b) neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to the Parent, Merger Sub or any other Person resulting from the distribution to the Parent or Merger Sub, or the Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Parent or Merger Sub in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement, including in management presentations, “data rooms” or via any Representative or other Person.

ARTICLE V

COVENANTS

5.1 Operation of the Company’s Business.

(a) From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) with the consent in writing (including by email) of the Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be required or expressly permitted by this Agreement or (iv) as disclosed in Section 5.1 of the Disclosure Schedule, the Company covenants and agrees with the Parent that the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business and in compliance in all material respects with applicable Laws and that the Company and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their tangible and intangible assets and maintain their present business relationships and goodwill with their respective officers, key employees, key customers, key suppliers and other key business relations; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this Section 5.1(a) unless such action would constitute a breach of such other provision.

(b) Subject to the exceptions set forth in clauses (i) through (iv) of Section 5.1(a), the Company agrees with the Parent that between the date hereof and the earlier of the Effective Time and the Termination Date, without the prior written consent (including by email) of the Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company:

(i)	shall not, and shall cause its Subsidiaries not to, adopt any amendments to its certificate of incorporation or by-laws or similar applicable organization documents;

(ii)

shall not, and shall cause its Subsidiaries not to, declare, authorize, set aside or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity securities or with respect to any Company Equity Securities (whether in cash, assets, stock, other securities or other property), except for dividends or distributions by Subsidiaries in the ordinary course of business;

(iii)	shall not, and shall cause its Subsidiaries not to, split, combine or reclassify or issue, grant, sell, transfer, encumber or otherwise dispose of, or authorize or propose the issuance, grant, sale, transfer, encumbrance or other disposition of, any of its capital stock or other equity securities or any Company Equity Securities, except for (A) issuances of Common Stock as required to be issued upon exercise or settlement of vested Company Equity Awards under any Company Stock Plan and on the terms in effect on the date hereof, (B) in connection with the ESPP to the extent permitted by Section 2.6 and (C) encumbrances that are restrictions on transfer imposed by applicable securities Laws;

(iv)	shall not, and shall cause its Subsidiaries not to, purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any shares of its capital stock or any other of its securities or any Company Equity Securities, except, in each case, in connection with the exercise and settlement of outstanding vested Company Equity Awards under the Company Stock Plans and on the terms in effect on the date hereof;

(v)	shall not, and shall cause its Subsidiaries not to, incur, assume, guarantee, amend, modify, refinance, prepay, redeem, repurchase or become obligated to do any of foregoing with respect to any Indebtedness except for (A) transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) borrowings under the Credit Agreement in the ordinary course of business consistent with past practice or to finance acquisitions permitted by clause (viii) below, (C) the incurrence of Indebtedness by any Subsidiary of the Company of the type described in clause (d) of the definition thereof in the ordinary course of business and (D) the incurrence of Indebtedness that does not exceed $15,000,000 in aggregate principal amount outstanding at any time (so long as all such Indebtedness is prepayable without premium, penalty or other cost and excluding any Indebtedness permitted by clauses (A), (B) or (C) above);

(vi)	except in the ordinary course of business, shall not, and shall cause its Subsidiaries not to, (A) make any material change in any method of Tax or financial accounting or make or change any material Tax election other than changes required by GAAP or applicable Law or regulatory requirements with respect thereto or (B) settle or compromise any material income Tax liability for an amount materially in excess of amounts reserved;

(vii)	shall not, and shall cause its Subsidiaries not to, (A) other than in the ordinary course of business or as required by applicable Law, adopt, amend, modify or terminate any Employee Benefit Plan or any plan, program, arrangement, practice or agreement that would be an Employee Benefit Plan if it were in effect on the date hereof, (B) enter into any collective bargaining agreement with any labor organization or union, (C) other than (I) in the ordinary course of business, (II) with respect to new hires or promotions, in each case of employees who are not directors, officers or “principals”, or (III) as required by applicable Law, increase the rate of compensation or other benefits, or enter into or provide any accelerated vesting, change-in-control, severance, retention or other similar arrangement with or benefit to, any current or former employee of the Company or any of its Subsidiaries who is not a director, officer or “principal” or (D) other than (I) as required by applicable Law or (II) with respect to new hires or promotions of directors, officers or “principals”, increase the rate of compensation or other benefits, or enter into or provide any accelerated vesting, change in control, severance, retention or other similar arrangement with or benefit to, any current or former director, officer or “principal” of the Company or any of its Subsidiaries; provided, however, in the case of each of clauses (A) through (D), that the Company or any of its Subsidiaries may (1) take any such action to the extent required under any Contracts or Employee Benefit Plans in effect as of the date hereof and (2) amend any Employee Benefit Plan if the cost to the Company and its Subsidiaries of providing benefits thereunder is not materially increased, and no action by an Excluded Subsidiary which would otherwise be a breach of this Section 5.1(b)(vii) shall be a breach of this Section 5.1(b)(vii) so long as such action was not taken at the direction of the Company;

(viii)

other than for the account of Clients pursuant to Investment Management Services provided in the ordinary course of business, shall not, and shall cause its Subsidiaries not to, (A) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or any property or assets of any Person (including by engaging in any “management company buy-out”) except for (I) “management company buy-outs” with up-front consideration (i.e., consideration excluding any earn-outs or other contingent or deferred consideration) not in excess of $50,000,000 in the aggregate and (II) other acquisitions with a value not in excess of $30,000,000 in the aggregate (and all such acquisitions shall be made on terms reasonably consistent with past practice and must also be Permitted Acquisitions), (B) make any investment in another entity (other than an entity that is a wholly owned Subsidiary of the Company as of the date hereof and other than incorporation of a wholly owned Subsidiary of the Company) with a value in excess of $10,000,000 in the aggregate, (C) sell, lease, license, or otherwise dispose of or subject to any Lien (other than a Permitted Lien) any material assets of the Company or any of its Subsidiaries (except, in the case of the immediately preceding subclauses (A) and (C), for acquisitions or dispositions pursuant to any Contracts in effect as of the date hereof and which are disclosed in Section 5.1 of the Disclosure Schedule, and solely in the case of the immediately preceding subclause (C), for (w) dispositions of any Subsidiary or any asset sale of all or substantially all of the assets of any Subsidiary, in either case, so long as such Subsidiary does not have annual revenues in 2012 of more than $3,000,000 (with the aggregate amount of all dispositions pursuant to this clause (w) limited to Subsidiaries with an aggregate amount of annual revenues in 2012 of not more than $10,000,000), (x) sales and non-exclusive licenses of products and services of the Company and its Subsidiaries in the ordinary course of business, (y) dispositions of obsolete or worthless assets (including inactive Subsidiaries) and (z) transfers among the Company and its wholly owned Subsidiaries (other than any “management company buy-out”), (D) make any loans or advances to any Person (other than the Company or any wholly owned Subsidiary and advances to employees, “principals” and “management companies” in the ordinary course of business) or (E) other than this Agreement or in connection with the transactions contemplated hereby, adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(ix)	shall not, and shall cause its Subsidiaries not to, (A) cancel, materially modify, terminate or grant a waiver of any material rights under any Contract with any broker, finder, financial advisor, investment banker or other similar Person with respect to the transactions contemplated by this Agreement, any “management agreement” or any Material Contract in any respect in a manner which is materially adverse to the Company or any of its Subsidiaries, other than cancellations, modifications, terminations or waivers of “management agreements” in the ordinary course of business consistent with the grant of authority to the Company’s Executive Management Committee in effect as of the date hereof or of Material Contracts in the ordinary course of business, (B) enter into a new Contract that (x) is a Contract with any broker, finder, financial advisor, investment banker or other similar Person with respect to the transactions contemplated by this Agreement, is a “management agreement” or would be a Material Contract if in existence as of the date hereof, other than Material Contracts entered into in the ordinary course of business, or (y) contains, unless required by applicable Law, a change in control provision in favor of the other party or parties thereto or would otherwise require a material payment to or give rise to any material rights to such other party or parties in connection with the transactions contemplated hereby or (C) waive, release, cancel, convey, encumber or otherwise assign any material rights or claims under any such Material Contract or new Contract of the type set forth in clause (B)(x), other than in the ordinary course of business;

(x)	shall not, and shall cause its Subsidiaries not to, merge or consolidate the Company or any of its Subsidiaries with any Person (other than the Merger and other than such transactions solely among wholly owned Subsidiaries of the Company);

(xi)	shall not, and shall cause its Subsidiaries not to, make or agree to make any capital expenditure, capital additions or capital improvements or enter into any agreements providing for any such capital expenditures, capital additions or capital improvements that exceed, in the aggregate, $7,500,000, other than those expenditures set forth in the Company’s 2013 capital expenditure budget made available to the Parent prior to the date hereof;

(xii)	shall not, and shall cause its Subsidiaries not to, commence any Action or compromise, settle or come to an arrangement regarding any pending or threatened Action, except for (A) Actions commenced in the ordinary course of business and (B) compromises, settlements and arrangements entered into in the ordinary course of business and which do not grant any material injunctive or equitable relief against the Company or any of its Subsidiaries; provided, however, that no action by an Excluded Subsidiary which would otherwise be a breach of this Section 5.1(b)(xii) shall be a breach of this Section 5.1(b)(xii) so long as such action was not taken at the direction of the Company;

(xiii)	shall not, and shall cause its Subsidiaries not to, enter into, amend or modify any transaction or arrangement of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xiv)	shall not, and shall cause its Subsidiaries not to, enter into any line of business materially unrelated to the businesses conducted by the Company and its Subsidiaries as of the date hereof;

(xv)	shall not, and shall cause its Subsidiaries not to, fail to maintain its existing insurance policies in full force and effect consistent with past practice unless such policies are replaced with comparable policies; and

(xvi)	shall not, and shall cause its Subsidiaries not to, agree or make a binding commitment to take any of the foregoing actions.

(c) With respect to any Permitted Target (as defined in the Debt Commitment Letter as in effect on the date hereof) acquisition consummated on or after the date hereof and prior to the completion of the Marketing Period, the Company shall use its commercially reasonable efforts to seek to provide the Parent with any third-party due diligence reports prepared in connection with such acquisition, the provision of any such third-party due diligence reports to the Parent being contingent upon the Parent executing any agreements required by the preparers of such reports (including any required non-reliance letters) and that the provision of such reports to the Parent would not (i) be prohibited by applicable Law, (ii) breach any attorney-client privilege or (iii) breach a Contract to which the Company or any of its Subsidiaries (including the acquired company) are bound.

(d) Nothing contained in this Agreement shall give the Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(e) The Parent agrees with the Company, on behalf of itself and its Subsidiaries and Control Affiliates, that, from and after the date hereof and prior to the Effective Time (or, if earlier, the Termination Date), the Parent shall not, and shall not permit any of its Subsidiaries or Control Affiliates to, take or agree to take any action (including entering into agreements with respect to any acquisitions, mergers, consolidations or business combinations) that would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

5.2 Proxy Statement.

(a) As promptly as practicable after the date hereof (and in any event within fifteen (15) Business Days after the date hereof), the Company shall prepare and file a proxy statement with the SEC in connection with the Stockholders Meeting in preliminary form (as such proxy statement is amended and supplemented by any amendments or supplements thereto filed with the SEC, including the filing of such proxy statement in definitive form, together with any other transaction statement filed with the SEC in connection with the Stockholders Meeting, as any such transaction statement is amended and supplemented by any amendments or supplements thereto filed with the SEC, the “Proxy Statement”). In the event either the Company or the Parent reasonably deems it advisable after consultation with the other Party to make supplemental or amended disclosure or supplemental or amended disclosure is required by, or reasonably prudent in light of, applicable Law, or the SEC staff requests supplemental or amended disclosure (and does not promptly withdraw such request), then, as promptly as practicable after the date of such determination, the Parties shall, and shall cause their Affiliates to, prepare and file, in each case to the extent either the Company or the Parent reasonably deems it advisable after consultation with the other Party to make supplemental or amended disclosure or supplemental or amended disclosure is required by applicable Law, or the SEC staff has so requested the making of supplemental or amended disclosure (and has not promptly withdrawn the request), such Proxy Statement and the Parties shall cooperate, and shall cause their Affiliates to cooperate, in modifying any previously filed Proxy Statement to satisfy the requirements of the SEC, including by promptly providing or causing to be provided to each other all information with respect to itself, its Affiliates and its Representatives as may be reasonably requested by any of the other Parties for inclusion in a Proxy Statement. Subject to Section 5.4, the Proxy Statement filed by the Company shall include the Board Recommendation. The Parent agrees to promptly provide or cause to be provided all information with respect to itself, its Subsidiaries and Affiliates (including Merger Sub, the Investors and the Guarantors) and its Representatives as may be reasonably requested by the Company and which the Company determines in good faith is reasonably required for inclusion in any Proxy Statement filed by the Company. The Company agrees to promptly provide or cause to be provided all information with respect to itself, its Subsidiaries and Affiliates and its Representatives as may be reasonably requested by the Parent and which the Parent determines in good faith is reasonably required for inclusion in any Proxy Statement filed by the Parent or any of its Affiliates.

(b) Each Party shall promptly notify the other Party of the receipt of all comments from the SEC with respect to any Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to the other Party copies of all written correspondence between such Party or any of its Representatives and the SEC with respect to any Proxy Statement. Each Party shall promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC and use its reasonable best efforts to resolve all such comments as soon as reasonably practicable. The Company shall cause a definitive Proxy Statement to be filed with the SEC and mailed to the Stockholders promptly (and in any event within five (5) Business Days) after the date the SEC staff advises that it has no further comments on the preliminary Proxy Statement filed by the Company or that the Company may commence mailing the Proxy Statement. If at any time prior to the Stockholders Meeting, any information relating to the Company or the Parent or any of their respective Affiliates or Representatives should be discovered by the Company or the Parent that should be set forth in an amendment or supplement to any Proxy Statement so that such Proxy Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be filed promptly with the SEC, and to the extent required by applicable Law, disseminated to the Stockholders.

(c) Subject to applicable Law, prior to filing or mailing any Proxy Statement, including any amendment or supplement thereto, or responding to any comments from the SEC with respect to any Proxy Statement, the Party that files or that has an Affiliate that files a Proxy Statement shall provide the other Party with a reasonable opportunity to review and comment on such document or response.

(d) All expenses incurred in connection with the filing (including any applicable SEC filing fees), printing and mailing of any Proxy Statement, including the filing, printing and mailing of any amendments or supplements thereto, as applicable, shall be borne by the Company.

5.3 Stockholders Meeting. The Company shall, in accordance with applicable Law and its certificate of incorporation and by-laws, convene a special meeting of the Stockholders (the “Stockholders Meeting”) as promptly as practicable after the date of mailing of the Proxy Statement (and in any event, subject to the provisos to this sentence, no more than thirty (30) days after such date of mailing) to consider and vote upon the adoption of this Agreement and, subject to Section 5.4, shall use its reasonable best efforts, consistent with customary practice, to solicit the Stockholder Approval (it being understood that the Parent shall also be entitled to take any reasonable lawful action to solicit the Stockholder Approval); provided, that such solicitation activities may include cooperating with the Parent in making presentations to proxy advisory firms or other similar Persons making a recommendation with respect to the transactions contemplated hereby; provided, further, that the Company may postpone, delay or adjourn the Stockholders Meeting (i) with the consent of the Parent (not to be unreasonably withheld, conditioned or delayed), (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the preparation and filing of any supplemental or amended disclosure that is prepared and filed in accordance with Section 5.2(a) and for such supplemental or amended disclosure to be disseminated and reviewed by the Stockholders prior to the Stockholders Meeting, or (iv) if in the good faith judgment of the Board of Directors (after consultation with its outside legal counsel), failure to adjourn, delay or postpone the Stockholders Meeting would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors under applicable Law; provided, further, that the Parent may require the Company to postpone or adjourn the

Stockholders Meeting one time (but in no event to a date that is less than two (2) Business Days prior to the End Date), unless prior to any such postponement or adjournment the Company shall have received an aggregate number of proxies voting for the adoption of this Agreement (and which have not been withdrawn) sufficient such that, if the shares of Common Stock subject to such proxies are not otherwise voted at the Stockholders Meeting so as to withdraw such proxies, the condition set forth in Section 6.1(a) will be satisfied at the Stockholders Meeting. Without the prior written consent of the Parent, the adoption of this Agreement and matters related to the transactions contemplated hereby (including the Merger) shall be the only matters which the Company shall propose to be acted on by the Stockholders at the Stockholders Meeting. The Company shall establish a record date for purposes of determining Stockholders entitled to notice of and vote at the Stockholders Meeting (the “Record Date”) on or prior to the date on which the Proxy Statement is mailed to the Stockholders pursuant to Section 5.2. Once established, the Company shall not change the Record Date or establish a different record date for the Stockholders Meeting without the prior written consent of the Parent (not to be unreasonably withheld, conditioned or delayed), unless the Board of Directors determines in good faith (after consultation with its outside legal counsel) that it is required to do so by applicable Law or pursuant to the Company’s certificate of incorporation or by-laws. In the event that the date of the Stockholders Meeting as originally called is for any reason postponed or adjourned or otherwise delayed, the Company agrees that, unless the Parent shall have otherwise approved in writing, it shall implement such postponement or adjournment or other delay in such a way that the Company does not establish a new record date for the Stockholders Meeting, as so postponed, adjourned or delayed, except as required by applicable Law or the Company’s certificate of incorporation or by-laws. The Company shall, upon the reasonable request of the Parent, advise the Parent periodically (and at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Stockholders Meeting) as to the aggregate tally of the proxies received by the Company with respect to the Stockholder Approval. Unless this Agreement has been terminated pursuant to and in accordance with Article VII, and notwithstanding any Change of Recommendation, this Agreement shall be submitted to the Stockholders for the purpose of obtaining the Stockholder Approval.

5.4 No Solicitation.

(a) Subject to the other provisions of this Section 5.4, from and after the time of the execution of this Agreement until the earlier of the Effective Time or the Termination Date, the Company agrees that neither it nor any of its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiry, proposal or offer with respect to, or which could reasonably be expected to lead to, or the making, submission or announcement of, any Alternative Proposal, (ii) participate in any discussions or negotiations regarding an Alternative Proposal with any Person, except to notify such Person as to the existence of the provisions of this Section 5.4(a), or furnish any non-public information to any Person in connection with or in respect of an Alternative Proposal or any inquiry, proposal or offer that could reasonably be expect to lead to an Alternative Proposal, (iii) approve, endorse or recommend any Alternative Proposal, (iv) enter into, or authorize the entry into, any letter of intent, agreement in principle, definitive agreement or any other agreement for any Alternative Proposal (except for confidentiality agreements of the type set forth under, and to the extent authorized by, Section 5.4(b)) or (v) otherwise knowingly facilitate the making or submission of any Alternative Proposal. Notwithstanding the foregoing, the Company and its Subsidiaries need not, prior to the Excluded Party Deadline, require Persons previously provided confidential information concerning the Company and its Subsidiaries in connection with or in respect of an Alternative Proposal, or any inquiry, proposal or offer that could reasonably be expect to lead to an Alternative Proposal, to return or destroy such information which may be in such Person’s possession or control or terminate access of such Person and its Representatives to any physical or electronic dataroom containing information about the Company and its Subsidiaries or their respective businesses; provided, that on such date, the Company and its Subsidiaries shall, and the Company shall use its reasonable best efforts to cause its and their respective Representatives to, require all such Persons (other than the Parent and its Representatives and other than any Person to whom the Company is authorized to provide non-public information pursuant to Section 5.4(b) as of such date) to promptly return or destroy such confidential information and terminate access for all such Persons (other than the Parent and its Representatives) and their Representatives to any such physical or electronic dataroom.

(b) Notwithstanding the limitations set forth in Section 5.4(a), from and after the time of the execution of this Agreement until the earlier of the date of the Stockholder Approval and the Termination Date, if the Company receives a written Alternative Proposal that did not result from a breach of Section 5.4(a) and that the Board of Directors determines in good faith (after consultation with outside legal counsel and its financial advisor) constitutes or which could reasonably be expected to lead to a Superior Proposal (and, notwithstanding the limitations set forth in Section 5.4(a), the Company and its Representatives may contact the Person making such Alternative Proposal and its Representatives to ascertain facts or clarify terms and conditions for the sole purpose of the Board of Directors informing itself about such proposal and the Person that made it in connection with the making of such determination), the Company may take the following actions: (i) furnish non-public information to the third party making such Alternative Proposal (and its Representatives) if, and only if, (A) the Company (I) is already bound by a confidentiality agreement with such third party entered into prior to the date hereof or (II) receives from such third party after the date hereof an executed confidentiality agreement containing terms no less favorable to the Company, in all material respects, than the terms of the Confidentiality Agreement and which does not, in any material manner, restrict or limit the ability of the Company to comply with its obligations under this Agreement (and, for the avoidance of doubt, such agreement shall contain a “standstill” that is in all material respects at least as favorable to the Company as the “standstill” in the Confidentiality Agreement (except that such undertaking need not prohibit the making or amendment of any Alternative Proposal on a confidential basis)) and (B) the Company promptly (and in any event within twenty-four (24) hours) makes available to the Parent and Merger Sub any such non-public information that is provided to such third party and which was not previously made available to the Parent, and (ii) engage in discussions or negotiations with, and provide draft documents and agreements to, such third party making such Alternative Proposal (and its Representatives).

(c) On the Business Day immediately following the Excluded Party Deadline, the Company shall notify the Parent in writing (including by email) of any written proposals or offers with respect to any Alternative Proposals received by the Company or, to the Knowledge of the Company, any of its Representatives after the date hereof and prior to the Excluded Party Deadline and that have not been withdrawn or are not otherwise being pursued by the Company as of such date and shall also provide in such notice the material terms and conditions, and any subsequent material amendments thereto, of any such written proposals or offers (including the identity of the Persons or groups of Persons making such proposals or offers and unredacted copies of all such written proposals or offers and also including unredacted copies of proposed transaction agreements (including those related to financing)). From and after the Excluded Party Deadline until the earlier of the Effective Time and the Termination Date, the Company agrees that it shall promptly (and in any event within two (2) Business Days) notify the Parent in writing (including by email) if any written proposal or offer with respect to any Alternative Proposal (including any material amendment to any Alternative Proposal made after the date hereof and prior to the Excluded Party Deadline) is received by the Company or, to the Knowledge of the Company, any of its Representatives after the Excluded Party Deadline and the Company shall also provide in any such notice the material terms and conditions of any such written proposal or offer (including the identity of the Person or group of Persons making such proposals or offers and unredacted copies of all such written proposals or offers and also including unredacted copies of proposed transaction agreements (including those related to financing)) and shall thereafter keep the Parent reasonably informed, on a reasonably current basis, of the status and terms of any such proposal or offer (including any material amendments thereto) and the status of any discussions or negotiations in respect thereof.

(d) Except as provided in Section 5.4(e) and Section 5.4(f), the Board of Directors shall not (i) withdraw or withhold, or modify or qualify in a manner adverse to the Parent, the Board Recommendation or publicly announce that it has proposed or resolved to take such action, (ii) fail to include the Board Recommendation in the Proxy Statement, (iii) in the event any tender or exchange offer is commenced that would constitute an Alternative Proposal, fail to publish, send or provide to the Stockholders, pursuant to Rule 14e-2(a) under the Exchange Act and within ten (10) Business Days after such tender or exchange offer is first commenced, or subsequently amended in any material respect, a statement recommending that the Stockholders reject such tender or exchange offer and publicly affirming the Board Recommendation or (iv) recommend, adopt, approve or enter into, or publicly propose or resolve to recommend, adopt, approve or enter into, any Alternative Proposal or any letter of intent, agreement in principle, definitive agreement or any other agreement for any Alternative Proposal (any of the actions described in this Section 5.4(d), a “Change of Recommendation”). No Change of Recommendation shall change the approval of the Board of Directors for purposes of causing any Laws of the type referred to in Section 5.11 to be inapplicable to the transactions contemplated by this Agreement.

(e) Notwithstanding Section 5.4(d) or anything else to the contrary provided in this Agreement, at any time prior to the receipt of the Stockholder Approval, the Board of Directors may effect a Change of Recommendation if an Intervening Event has occurred and the

Board of Directors has determined in good faith (after consultation with outside legal counsel) that its failure to effect a Change of Recommendation following such Intervening Event would be inconsistent with the directors’ fiduciary obligations under applicable Law.

(f) Notwithstanding Section 5.4(d) or anything else to the contrary provided in this Agreement, at any time prior to the receipt of the Stockholder Approval, and so long as the Company has complied in all material respects with Section 5.4 and Section 7.1(e), the Company may effect a Change of Recommendation and substantially concurrently therewith terminate this Agreement pursuant to Section 7.1(e) in order to enter into a definitive agreement for an Alternative Proposal if the Board of Directors has determined in good faith (after consultation with outside legal counsel and its financial advisor) that such Alternative Proposal constitutes a Superior Proposal.

(g) Prior to taking any action permitted by Section 5.4(f), (i) the Company shall give the Parent at least three (3) Business Days’ prior written notice (including by email) of its intention to take such action (which notice shall specify the identity of the Person or Persons making the Superior Proposal and the material terms thereof, including unredacted copies of all proposed transaction agreements (including those related to financing) relating to such Superior Proposal), (ii) if requested by the Parent, the Company and its Representatives shall negotiate in good faith with the Parent during the entirety of such notice period to make such changes to the terms of this Agreement, the terms of the Financing Commitments or the Limited Guarantee as would reverse the decision of the Board of Directors to cause such Alternative Proposal to no longer constitute a Superior Proposal, and (iii) the Board of Directors shall have considered in good faith (after consultation with outside legal counsel and its financial advisor) any changes to this Agreement, the Financing Commitments or the Limited Guarantee offered in writing by the Parent during such notice period in a manner that would form a binding contract if accepted by the Company and shall have determined that the applicable Alternative Proposal continues to constitute a Superior Proposal. Notwithstanding the foregoing, in the event of any material revision to the applicable Alternative Proposal (whether such revision is made during or following the completion of the initial three (3) Business Day period), the Company shall be required to deliver a new written notice pursuant to this Section 5.4(g) and comply again with the other requirements of this Section 5.4(g) in connection with such new written notice (except that, in connection with any such new written notice, the time period referred to above shall be shortened to two (2) Business Days).

(h) Nothing set forth in Section 5.4 or elsewhere in this Agreement shall prohibit the Board of Directors from (i) taking and disclosing to the Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act, issuing a “stop, look and listen” statement pending disclosure of its position thereunder or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to the Stockholders that the Board of Directors determines to make in good faith (after consultation with its outside legal counsel) in order to fulfill the directors’ fiduciary duties or to satisfy applicable state or federal securities Laws; provided, that, the Board of Directors shall not make a Change of Recommendation except in accordance with this Section 5.4.

(i) As used in this Agreement, “Alternative Proposal” shall mean any inquiry, proposal or offer (in each case other than from the Parent, Merger Sub or any of their respective Subsidiaries and other than the transactions contemplated by this Agreement) relating to (i) any merger, tender offer, exchange offer, joint venture, consolidation, dissolution, liquidation, recapitalization, reorganization, business combination, sale of assets, extraordinary dividend or stock repurchase involving the Company (or any of its Subsidiaries whose revenue, income, EBITDA or assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated revenue, income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole), (ii) the acquisition (however structured) by any such Person or “group” (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) the acquisition (including by way of merger or tender offer) by any such Person or “group” of twenty percent (20%) or more of the outstanding shares of the Common Stock, (iv) the acquisition (however structured) by any such Person or “group” that would result in such Person or “group” beneficially owning twenty percent (20%) or more of the Common Stock or any class of equity or voting securities of the Company (or any of its Subsidiaries whose revenue, income, EBITDA or assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated revenue, income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole) or (v) any combination of the foregoing.

(j) As used in this Agreement, “Superior Proposal” shall mean an Alternative Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to seventy-five percent (75%)) that is reasonably likely to be consummated and that the Board of Directors determines in good faith (after consultation with outside legal counsel and its financial advisor), considering such factors as the Board of Directors considers to be appropriate (which shall in any event include the legal, financial and regulatory aspects of such Alternative Proposal and the Persons making such Alternative Proposal or providing financing for such Alternative Proposal), to be more favorable to the Stockholders than the transactions contemplated by this Agreement (including any offer by the Parent, in accordance with Section 5.4(g), to modify the terms hereof).

(k) From and after the time of the execution of this Agreement until the earlier of the Effective Time or the Termination Date, the Company shall not fail to enforce (unless the Board of Directors determines in good faith (after consultation with outside legal counsel) that enforcement would be inconsistent with the directors’ fiduciary obligations under applicable Law) or grant or agree to any waiver, amendment or release of or under any “standstill” or under any Law of the type referred to in Section 5.11 or otherwise provide consent or authorization for the making or submission of any Alternative Proposal pursuant to any such existing “standstill” or under any such Law; provided, that the Company may, prior to the time the Stockholder Approval is obtained, provide consent for the submission of an Alternative Proposal from a third party on a confidential basis upon request for such consent if the Board of Directors has determined in good faith (after consultation with outside legal counsel) that a failure to provide such consent would be inconsistent with the directors’ fiduciary obligations under applicable Law. For the avoidance of doubt, nothing in the foregoing shall limit the Company’s right to make any disclosures relating to any such Alternative Proposal in compliance with Section 5.4(h).

(l) Without limiting or modifying any of the other provisions of this Agreement, any violation of the restrictions set forth in this Section 5.4 by any director or officer of the Company or any other Representative acting at the instruction of the Company shall constitute a breach of this Section 5.4 by the Company.

5.5 Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each Party shall use (and shall cause its Subsidiaries and Control Affiliates to use) its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated hereby, including (i) preparing and filing all documentation to effect all material notices, reports and other filings and to obtain all material consents, approvals, registrations, authorizations, waivers, Permits and Orders necessary to be obtained from any third party (including any Governmental Entity) in order to consummate the Merger and the other transactions contemplated by this Agreement and (ii) defending against and resolving any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or any of the other transactions contemplated by this Agreement; provided, however, that in no event shall the Company or any of its Subsidiaries be required to, prior to the Effective Time, pay any fee, penalty or other consideration to any third party (other than any filing fee payable to a Governmental Entity) for any consent or approval required under any Contract or other arrangement for the consummation of the Merger or any of the other transactions contemplated by this Agreement; provided, further, the Company and its Subsidiaries shall agree to pay any such fee, penalty or other consideration to the extent reasonably directed by the Parent so long as any such fee, penalty or other consideration is not due unless the Closing occurs or the Parent advances or reimburses (promptly upon the request of the Company) the Company and its Subsidiaries for the full amount of any such fee, penalty or other consideration and the Parent shall indemnify and hold harmless the Company, its Subsidiaries and its and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the payment of any such fee, penalty or other consideration.

(b) Without limiting the generality of Section 5.5(a), each Party shall (and shall cause their respective Subsidiaries and Control Affiliates), as promptly as reasonably practicable following the execution of this Agreement and before the expiration of any relevant legal deadline, make or cause to be made all premerger notification filings required of each of them or any of their respective Subsidiaries or Control Affiliates, including, not later than the tenth (10th) Business Day after the date hereof, the notification and report form required under the HSR Act. All filing fees payable in connection therewith shall be borne by the Parent.

(c) Without limiting the generality of Section 5.5(a), each Party shall use its reasonable best efforts to take or cause to be taken all actions necessary, including to comply promptly and fully with any inquiries or requests for information from Governmental Entities, to cause the expiration or termination of any applicable waiting periods under the HSR Act, and to obtain any clearance, waiver, approval or authorization required under the HSR Act and any other applicable Laws, in each case, in order to consummate the Merger and the other transactions contemplated by this Agreement.

(d) Each Party shall, subject to applicable Law, (i) to the extent practicable, promptly notify the other Party of any communication to that Party from any Governmental Entity (including the Federal Trade Commission and the Antitrust Division of the Department of Justice) with respect to this Agreement and the transactions contemplated hereby and permit the other Parties to review in advance any proposed written communication to any Governmental Entity, (ii) not agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to this Agreement and the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat, in each case, to the extent practicable, (iii) furnish the other Party with copies of all written correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Subsidiaries and Control Affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby (excluding documents and communications which are subject to preexisting confidentiality agreements and to the attorney-client privilege or work product doctrine, provided, that the Parties shall use reasonable best efforts to minimize the scope of this parenthetical by entering into reasonable joint defense arrangements) and (iv) furnish the other Party with such information and assistance as the other Party and its Subsidiaries and Control Affiliates may reasonably request in connection with their preparation of necessary filings, registrations, or submissions of information to any Governmental Entities in connection with this Agreement and the transactions contemplated hereby, including any filings necessary or appropriate under the HSR Act and any other applicable Laws.

(e) Each Party shall use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under the HSR Act and any other applicable Laws. Subject to Section 5.17, if any Action, including any Action by a private party, is instituted (or threatened to be instituted) challenging the transactions contemplated hereby as violative of any applicable Law, each Party shall reasonably cooperate in all respects with each other and shall use its reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, including by pursuing all reasonable avenues of administrative and judicial appeal.

(f) In furtherance and not in limitation of the foregoing, the Parent and its Subsidiaries and Control Affiliates shall (i) propose, negotiate, commit to and agree to effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of the Company or its Subsidiaries and (ii) otherwise take or commit to take actions that after the Closing Date would limit the freedom of action of the Parent, its Subsidiaries (including the Surviving Corporation and its Subsidiaries) or its Control Affiliates with respect to, or their ability to retain, one or more of the businesses, product lines or assets of the Parent, its Subsidiaries (including the Surviving Corporation and its Subsidiaries) or its Control Affiliates, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any Action which would otherwise have the effect of preventing or materially delaying the Closing; provided, that nothing in this Section 5.5 or in any other provision of this Agreement shall require the Parent or any of its Subsidiaries or Control Affiliates, in connection with obtaining any consent, approval, registration, authorization, waiver, Permit or Order from any Governmental Entity, to propose, negotiate, commit to or agree to effect the sale, divestiture or disposition of any assets or businesses or to take or commit to take actions that would limit their (or, after the Closing, the Surviving Corporations’ or its Subsidiaries’) freedom of action with respect to, or their (or, after the Closing, the Surviving Corporations’ or its Subsidiaries’) ability to retain, any businesses, product lines or assets (i) the effectiveness or consummation of which is not conditioned on the Closing occurring or (ii) that would result in a material adverse effect on the Company and its Subsidiaries, taken as a whole, or on the Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken as a whole. Notwithstanding the foregoing, the Parent, its Subsidiaries and its Control Affiliates shall not propose, negotiate, commit to or agree to effect the sale, divestiture or disposition of any assets or businesses or to take or commit to take actions that would limit the Company’s or its Subsidiaries’ freedom of action with respect to, or their ability to retain, any businesses, product lines or assets the effectiveness or consummation of which is not conditioned on the Closing occurring.

5.6 Client Consents

(a) Notwithstanding anything to the contrary in Section 5.5, as soon as reasonably practicable following the date hereof, the Company agrees to use its commercially reasonable efforts to obtain all consents and approvals to the continuation of each Investment Advisor Contract and/or, if necessary in accordance with applicable Law, to enter into new Investment Advisor Contracts, with respect to all Clients, in each case in accordance with, and subject to, the terms of this Section 5.6; provided, however, that in no event shall the Company or any of its Subsidiaries be required to, prior to the Effective Time, pay any fee, penalty or other consideration to any third party for any such consent or approval; provided, further, the Company and its Subsidiaries shall agree to pay any such fee, penalty or other consideration to the extent reasonably directed by the Parent so long as any such fee, penalty or other consideration is not due unless the Closing occurs or the Parent advances or reimburses (promptly upon the request of the Company) the Company and its Subsidiaries for the full amount of any such fee, penalty or other consideration and the Parent shall indemnify and hold harmless the Company, its Subsidiaries and its and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the payment of any such fee, penalty or other consideration. To the extent consistent with applicable Law or SEC pronouncements or unless affirmative consent is required by the applicable Investment Advisor Contract, consent to or approval of the continuance of an Investment Advisor Contract may take the form of a so-called implied or negative consent; provided, that in seeking any such Client consent through implied or negative consent, the applicable RIA shall provide, no less than 30 days prior to the Closing Date (or any longer period required by applicable Law or SEC pronouncements), written notice to the Client that the applicable RIA will continue to provide investment advise to the Client, pursuant to the Client’s existing Investment Advisor Contract, after the Closing.

(b) The Parent and Merger Sub shall, and shall cause their Subsidiaries and Control Affiliates to, cooperate with the Company and furnish to the Company such reasonably necessary information and reasonable assistance as the Company may reasonably request in connection with seeking all Client consents pursuant to this Agreement.

(c) In connection with obtaining Client consents under this Section 5.6, the Company shall deliver (or cause to be delivered) drafts of all consent materials prepared by the Company or its Subsidiaries to the Parent a reasonable time prior to the mailing or distribution of such documents to any Client in order to afford the Parent an opportunity to review and comment on such documents. The forms of all such consent materials shall be subject to the approval of the Parent (not to be unreasonably withheld, conditioned or delayed).

(d) Notwithstanding anything herein to the contrary, prior to the Closing, without the prior written consent of the Company, other than for communications made by the Parent, its Subsidiaries or its Control Affiliates in connection with their ordinary course of business or investor relations activities and explicitly permitted by Section 5.7, neither the Parent nor Merger Sub nor any of their respective Subsidiaries or Control Affiliates shall, directly or indirectly, knowingly contact or communicate with any Client specifically regarding the transactions contemplated by this Agreement.

5.7 Press Releases and Public Announcement. The initial public announcement regarding the transactions contemplated by this Agreement shall be a joint press release of the Parent and the Company. Other than such joint press release, none of the Parent, Merger Sub or the Company will (and the Parent shall not permit its Control Affiliates to) issue any press release or make any public announcement relating to this Agreement, the Merger or the other transactions contemplated by this Agreement without the prior written approval of, in the case of the Parent and Merger Sub (or the Parent’s Control Affiliates), the Company, and in the case of the Company, the Parent; provided, that each Party may issue any such press release or make such public announcement it believes in good faith it is required make under applicable Law or any applicable rule or regulation promulgated by any applicable securities exchange, in which case the disclosing Party shall use its commercially reasonable efforts to advise and consult in good faith with the other Party regarding any such press release or other announcement prior to making any such disclosure; provided, further, that the restrictions in this Section 5.7 shall not apply to any Company communication regarding an Alternative Proposal (which must be made in compliance with the other applicable provisions of this Agreement) or following a Change of Recommendation. Each of the Parent and the Company may make any public statement in response to specific questions posed by the press, analysts, investors or those attending industry conferences or financial analyst conference calls so long as such statements are substantially similar to previous press releases, public disclosures or public statements made jointly by the Parent, Merger Sub and the Company (or by any of them individually, if approved by the other Party in advance as contemplated by this Section 5.7).

5.8 Access to Information.

(a) Subject to applicable Law, during the period commencing on the date hereof and ending at the earlier of the Effective Time and the Termination Date, the Company shall, upon reasonable prior written notice of the Parent, permit the Parent and its

Representatives to have (at the Parent’s sole expense) reasonable access during normal business hours, in a manner so as not to unreasonably interfere with the normal business operations of the Company, to the officers and senior management of, and the books, records and Contracts of or pertaining to, the Company and its Subsidiaries; provided, however, that the Parent shall not be permitted to have access to (i) individual performance or evaluation records or medical histories in violation of applicable Law, (ii) information that is subject to attorney-client privilege, (iii) information such that a breach of a Contract to which the Company or any of its Subsidiaries are bound would result, (iv) customer or Client personally identifiable information in violation of applicable Law, or (v) except as may be required by Section 5.4(c), information related to the Company’s sale process, including any information related to the negotiation and execution of this Agreement or to transactions potentially competing with or alternative to the transactions contemplated by this Agreement or proposals from other third parties relating to any competing or alternative transactions and the actions of the Board of Directors (or any committee thereof) with respect to any of the foregoing, whether prior to or after execution of this Agreement; provided, further, that such access shall comply with all applicable Laws; provided, further, that the Company shall consider in good faith any reasonable arrangement proposed by the Parent which would allow the Parent to have access to any of the information described in the foregoing clauses (i) through (iv) without causing, as applicable, a violation of applicable Law, a breach of any attorney-client privilege or a breach of any Contract; provided, further, that no investigation pursuant to this Section 5.8(a) shall be deemed to cure any breach of any representation, warranty or covenant in this Agreement or otherwise limit or affect the remedies available hereunder to any Party hereto.

(b) Each of the Parent and Merger Sub shall, and shall cause their respective Representatives and Affiliates to, hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to the Parent or Merger Sub or their respective Representatives, Financing Sources or Affiliates in connection with the transactions contemplated by this Agreement in accordance with that certain confidentiality agreement, dated as of January 18, 2013, between the Company and Madison Dearborn Partners, LLC (the “Confidentiality Agreement”) as if all such documents and information were Evaluation Material (as defined in the Confidentiality Agreement), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms and shall apply to the Parent and Merger Sub as if they were parties thereto; provided, that the Confidentiality Agreement shall hereby be deemed amended and/or waived to the extent required to permit, and the execution and delivery of this Agreement by the Company shall constitute the written consent of the Company allowing, all actions of the Parent or Merger Sub permitted or contemplated by this Agreement and Madison Dearborn Partners, LLC is an express third party beneficiary of any waiver to and/or amendment of the Confidentiality Agreement contained in this Section 5.8(b).

5.9 Employee/Principal Matters.

(a) Employees of the Company or its Subsidiaries immediately prior to the Effective Date who continue their employment with the Parent, the Surviving Corporation or any of their respective Subsidiaries following the Effective Date are hereinafter referred to as the “Company Employees.” Until the first (1st) anniversary of the Effective Time (the “Benefits Continuation Period”), the Parent shall provide, or shall cause the Surviving Corporation or any of their respective Subsidiaries to provide, for each Company Employee at least the same level and amount of base salary or wages (as applicable) and aggregate annual value of cash incentive bonus and commission opportunities (but in any event not including equity compensation opportunities), and for all Company Employees employee benefits that are no less favorable in the aggregate than those provided immediately prior to the Effective Date by the Company or the applicable Subsidiary to such Company Employees. Without limiting the generality of the foregoing, the Parent shall cause the Surviving Corporation or any of the Surviving Corporation’s Subsidiaries to provide severance and any similar benefits to Company Employees for the Benefit Continuation Period that are no less favorable than the severance and similar benefits provided under the severance plans or policies listed on Section 5.9(a) of the Disclosure Schedule, including by recognizing all service recognized for such purposes under the applicable severance policy.

(b) For purposes of determining eligibility to participate, vesting and entitlement to benefits, where length of service is relevant under any benefit plan or arrangement of the Parent, the Surviving Corporation or any of their respective Subsidiaries providing benefits to any Company Employee or “principal” after the Effective Time (collectively, the “New Plans”), the employees (including officers) and “principals” of the Company and its Subsidiaries shall receive service credit for service with the Company and its Subsidiaries (and any respective predecessors) to the same extent such service credit was granted under any benefit plan or arrangement of the Company or any of its Subsidiaries, except to the extent any such service credit would result in the duplication of benefits. In addition and without limiting the generality of the foregoing: (i) each Company Employee and “principal” shall be immediately eligible to participate, without any waiting time or satisfaction of any other eligibility requirements, in any and all New Plans to the extent that (A) coverage under such New Plan replaces coverage under a benefit plan or arrangement in which such Company Employee or “principal” participated immediately before the Effective Time (collectively, the “Old Plans”) and (B) such Company Employee or “principal” has satisfied all waiting time and other eligibility requirements under the Old Plan being replaced by the New Plan and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee or “principal”, the Parent shall cause (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee or “principal” and his or her covered dependents to the extent such conditions were inapplicable or waived under the comparable Old Plan and (B) any expenses incurred by any Company Employee or “principal” and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s or “principal’s” participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee or “principal” and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) The Parent shall cause the Surviving Corporation and the Surviving Corporation’s Subsidiaries to honor, in accordance with its terms, each Employee Benefit Plan (including the obligation to make any payments under any non-qualified deferred compensation plan) and each agreement with any “principal” of the Company or its Subsidiaries and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), and the

Parent hereby acknowledges that the consummation of the transactions contemplated by this Agreement constitutes a “change of control” or “change in control” of the Company or similar event, as the case may be, for all purposes under such Employee Benefit Plans.

(d) Nothing contained in this Agreement is intended (i) to require the Parent, the Company, the Surviving Corporation or any of their respective Affiliates to establish or maintain any specific Employee Benefit Plan or arrangement for any length of time or (ii) to create or amend any Employee Benefit Plan or arrangement or agreement with any “principal” of the Company or its Subsidiaries. This Section 5.9 is included for the sole benefit of the Parties and their respective successors and permitted assigns and does not and shall not create any right in any Person, including any Company Employee, “principal” or any other participant in any Employee Benefit Plan or arrangement that may be established or maintained by the Parent, the Surviving Corporation or any of their respective Affiliates following the Merger, or any beneficiary or trustee thereof. Furthermore, nothing contained in this Agreement, express or implied, is intended to or shall confer upon any Person, any right to employment or engagement or continued employment or engagement for any period of time, or any right to a particular term or condition of employment or engagement.

5.10 Indemnification and Insurance.

(a) The Parent shall cause the Surviving Corporation to agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers, “principals” or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement with the Company or any of its Subsidiaries shall survive the Merger and, except as otherwise expressly provided in this Section 5.10, shall continue in full force and effect in accordance with their terms. For a period of six (6) years from the Effective Time, the Parent shall cause the Surviving Corporation, subject to compliance with applicable Law, to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and its Subsidiaries’ certificates of incorporation and by-laws or similar organization documents as in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their current or former respective directors, officers, “principals” or employees as in effect immediately prior to the Effective Time, and, subject to compliance with applicable Law, shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers, “principals” or employees of the Company or any of its Subsidiaries (or their heirs, executors, administrators or estates); provided, however, that all rights to indemnification or advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) From and after the Effective Time, the Parent shall cause the Surviving Corporation, to the fullest extent permitted under applicable Law, to indemnify and hold harmless (and advance funds in respect of each of the foregoing, following receipt of any undertakings required by applicable Law) each current and former director or officer of the Company or any of its Subsidiaries and each such person who served as a director, officer, member, trustee, fiduciary or in a position of similar import with respect to another corporation, partnership, joint venture, trust, pension, Employee Benefit Plan or other entity at the request or for the benefit of the Company (each, together with such Person’s heirs, executors, administrators and estate, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and other expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law and following receipt of any undertaking required by applicable Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Actions, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred in such Indemnified Party’s capacity as a director or officer of the Company or any of its Subsidiaries or in such Indemnified Party’s capacity as a director, officer, member, trustee, fiduciary or position of similar import with respect to another corporation, partnership, joint venture, trust, pension, Employee Benefit Plan or other entity before, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) Actions to enforce this Section 5.10 or any other indemnification or advancement right of any Indemnified Party. In the event of any such Action (other than an Action described in the immediately foregoing clause (ii)), the Surviving Corporation shall reasonably cooperate with the Indemnified Party in the defense of any such Action.

(c) The Company shall obtain prior to the Effective Time fully paid six (6) year “tail” insurance policies (the “D&O Tail”) with respect to directors’ and officers’ liability, employment practices liability and fiduciary liability insurance of the type and with the amount of coverage as maintained by or on behalf of the Company and its Subsidiaries immediately prior to the Effective Time for the benefit of the current and former directors and officers of the Company and its Subsidiaries as of the Effective Time and with such other terms as the Company may determine are no less favorable in the aggregate than those in the directors’ and officers’ liability, employment practices liability and fiduciary liability insurance policies maintained by or on behalf of the Company and its Subsidiaries immediately prior to the Effective Time; provided, however, that the Company shall not be permitted to pay aggregate premiums in excess of 275% of the last annual premium paid by the Company for such coverages prior to the Effective Time, but, in the case such maximum amount would otherwise be exceeded, the Company shall purchase as much coverage as reasonably practicable for such maximum amount. The Parent shall cause the Surviving Corporation to maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored.

(d) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the certificates of incorporation or by-laws or other organization documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL, directors’ and officers’, employment practices liability or fiduciary liability insurance claims under any policy that is or has been in existence with respect to the Company or its Subsidiaries or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 5.10.

(e) In the event the Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of the Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.10.

5.11 Takeover Laws. If any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover Laws or regulations of any Governmental Entity shall become applicable to the Merger or any of the other transactions contemplated hereby, the Parties shall, to the extent a Party has the ability to do so under such Laws or regulation, (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

5.12 Financing.

(a) Without the prior written consent of the Company, neither the Parent nor Merger Sub shall permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or replacement of, the Financing Commitments if such amendment, modification, waiver or replacement (i) (A) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing unless the Equity Financing is increased by a corresponding amount (or Merger Sub may draw upon an available revolver to fund any additional fees or original issue discount) and the representation and warranty set forth in Section 4.4(b) shall remain true and correct), (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing (unless such new or additional conditions or expanded, amended or modified conditions could not be reasonably expected to, (x) taking into account the expected timing of the Marketing Period, make the timely funding of the Financing or satisfaction of the conditions to obtaining any of the Financing less likely to occur or (y) adversely affect the ability of the Parent or Merger Sub to enforce their respective rights against other parties to the Financing Commitments), (C) adversely affects the ability of the Parent or Merger Sub to enforce their respective rights against other parties to the Financing Commitments, or (D) taking into account the expected timing of the Marketing Period, could reasonably be expected to prevent, impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement (collectively, the “Restricted Financing Commitment Amendments”) (provided that (x) the exercise of the “flex” provisions contained in the Debt Financing Commitment as of the date hereof shall not be a Restricted Financing Commitment Amendment and (y) the amendment of the Debt Financing Commitments solely to add lenders, lead arrangers, bookrunners, syndication agents and similar entities shall not be a Restricted Financing Commitment Amendment) or (ii) could reasonably be expected to result in the early termination of the Financing Commitments. For the avoidance of doubt, in the event all or any portion of the Debt Financing structured as “high-yield” financing has not been consummated on or prior to the Closing, the Parent shall use its reasonable best efforts to cause the proceeds of the bridge facilities contemplated by the Debt Commitment Letters (or alternative bridge financing obtained in accordance with this Agreement) to fund the aggregate Merger Consideration to be available and, upon satisfaction of the conditions set forth in the Financing Commitments, to be used to replace such “high-yield” financing to allow the Closing to occur on the date on which the Parent and Merger Sub are obligated to complete the Closing in accordance with Section 1.2. In addition, each of the Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and consummate the Financing as promptly as practicable on the terms and conditions described in the Financing Commitments (subject to any “flex” provisions applicable thereto), including using its reasonable best efforts to (1) maintain in effect the Financing Commitments (including by complying with the exercise of “flex” provisions by the Financing Sources) until the funding of the Financing at or prior to Closing, (2) satisfy on a timely basis (or obtain a waiver of) all conditions and covenants applicable to the Parent and Merger Sub to obtaining the Financing at the Closing set forth in the Financing Commitments, (3) negotiate, execute and deliver definitive agreements with respect to the Debt Financing on terms no less favorable, taken as a whole, to the Parent and Merger Sub than the terms and conditions (including the “flex” provisions) contemplated by the Financing Commitments (and promptly provide copies of such executed and delivered definitive agreements to the Company), (4) fully pay when due any and all commitment fees or other fees or amounts payable under the Financing Commitments and, (5) upon satisfaction of the conditions set forth in the Financing Commitments, consummate the Financing at or prior to the Closing (including by enforcing its rights under such Financing Commitments and, if necessary and subject to the conditions set forth in Section 7.4(c), taking enforcement action to cause such Financing Sources and other Persons providing such Financing to comply with their obligations under the Financing Commitments and, subject to the terms and upon satisfaction of the conditions of the Financing Commitments, to fund such Financing by the Closing Date). In the event any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, the Parent and Merger Sub shall promptly notify the Company and shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain alternative financing (“Alternative Financing”) from the same or alternative sources on terms and conditions not less favorable, taken as a whole, to the Parent and Merger Sub (in the reasonable judgment of Parent) than those in the Debt Financing Commitments. Such Alternative Financing (including any commitments therefor) (X) shall not have any conditions to the funding of such Alternative Financing that are (i) more onerous than those in the Debt Financing Commitments, and (ii) taking into account the expected timing of the Marketing Period, could reasonably be expected to prevent, impede or materially delay the Financing and (Y) shall be in an amount sufficient to consummate the transactions contemplated hereby by the Closing Date. The Parent shall promptly deliver to the Company true and complete copies of all material agreements related to any Alternative Financing (other than customary engagement letters, customary side letters, and other customary ancillary agreements, none of which affect the amount, availability or conditionality of the Financing or the accuracy of the representations and warranties set forth in Section 4.4(b) of this Agreement), redacted to the same extent as copies of the Debt Financing Commitment delivered by the Parent as of or prior to the date hereof. The Parent shall promptly (and, in any event, within two (2) Business Days) notify the Company in writing (A) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both could reasonably be expected to give rise to any material breach or default) by the Parent or Merger Sub, or to the knowledge of the Parent or any of its Control Affiliates or Representatives, any

other party to any of the Financing Commitments or the definitive agreements with respect thereto and (B) of the receipt by the Parent or Merger Sub or any of their respective Affiliates or Representatives of any written notice or other written communication from any Person with respect to any (x) actual or potential material breach, default, termination or repudiation by any party to any Financing Commitment or any definitive agreement related thereto of any provision of the Financing contemplated pursuant to the Financing Commitments or any definitive agreement related thereto (including any proposal by any Financing Source or other Person named in the Debt Financing Commitments or any definitive agreement related thereto to withdraw, terminate or make a material change in the terms of (including the amount of financing contemplated by) the Debt Financing Commitments) or (y) material dispute or disagreement between or among any parties to any Financing Commitment or any definitive agreement related thereto and (C) if for any reason the Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the financing contemplated in the Financing Commitments on the terms, in the manner or from the sources contemplated by the Financing Commitments or the definitive agreements thereto. References in this Agreement to “Financing” and “Debt Financing” shall include the financing contemplated by the Financing Commitments as permitted by this Section 5.12(a) to be amended, modified or replaced (including, replacement with Alternative Financing and Alternative Financing commitments pursuant to this Section 5.12(a)) and references to “Financing Commitments” and “Debt Financing Commitments” (other than references to such terms for purposes of the representations made only as of the date of this Agreement) shall include such documents as permitted by this Section 5.12 to be amended, modified or replaced (including replacement with Alternative Financing commitments pursuant to this Section 5.12(a)), in each case from and after such amendment, modification or replacement. In the event the Parent is required pursuant to this Section 5.12(a) to provide any information that is subject to attorney-client or similar privilege, the Parent may withhold disclosure of such information to the same extent the Company may withhold disclosure of comparable information pursuant to Section 5.8(a) (subject to the potential mitigating actions contemplated by such Section).

(b) Prior to the Closing, the Company and its Subsidiaries shall, and shall use their reasonable best efforts to cause the officers, employees, advisors and other Representatives of the Company and its Subsidiaries to, provide to the Parent and Merger Sub all customary and reasonable cooperation that is reasonably requested by the Parent in connection with the Debt Financing (for the purposes of this Section 5.12(b), the term “Debt Financing” shall be deemed to include any financing to be issued or incurred in lieu of any bridge facilities contemplated by the Debt Financing or pursuant to any “flex” applicable to the Debt Financing), including: (i) participating in a reasonable number of customary meetings, presentations, due diligence sessions, road shows, drafting sessions, rating agency sessions and sessions with prospective Financing Sources and potential lenders or investors in the Debt Financing, including direct contact between senior management and the other Representatives of the Company and its Subsidiaries, on the one hand, and the actual and potential Financing Sources and potential lenders or investors in the Debt Financing, on the other hand, in each case with reasonable advance notice (ii) furnishing the Parent, Merger Sub and their Financing Sources and potential lenders or investors in the Debt Financing with the Required Information, (iii) reasonably assisting with the preparation of materials for rating agency presentations, lender and investor presentations, offering documents, prospectuses, bank information memoranda, business projections and similar documents required in connection with the Debt Financing, and identifying any portion of the information that constitutes material, non-public information, (iv) using reasonable efforts to facilitate the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages, other definitive financing documents or other certificates or documents as may reasonably be requested by the Parent, including obtaining releases of existing Liens; provided, that any obligations and releases of Liens contained in all such agreements and documents shall be subject to the occurrence of the Effective Time and become effective no earlier than immediately following the Effective Time, (v) using reasonable best efforts to obtain a certificate of the chief financial officer or person performing similar functions of the Company with respect to solvency matters to the extent required by the Financing Sources, customary authorization letters with respect to the bank information memoranda and consents of accountants for use of their reports in any materials relating to the Debt Financing, (vi) using reasonable best efforts to furnish all documentation and other information required by Governmental Entities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, but in each case, solely as relating to the Company and its Subsidiaries, (vii) using reasonable best efforts to assist in the preparation of one or more credit agreements, indentures, purchase agreements, pledge and security documents and other definitive financing documents as may be reasonably requested by the Parent, (viii) reasonably cooperating in satisfying the conditions precedent set forth in the Financing Commitments or any definitive document relating to the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of the Company and its Subsidiaries, (ix) using reasonable best efforts to seek to ensure that the Financing Sources benefit materially from existing lending relationships of the Company and its Subsidiaries, and (x) using reasonable efforts to obtain accountants’ comfort letters and customary legal opinions, surveys, title insurance and insurance certificates and endorsements at the expense of and as reasonably requested by the Parent on behalf of the Financing Sources; provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company and its Subsidiaries; provided, further, that the Company, its Subsidiaries and its and their respective officers, directors or employees shall not be required to execute, deliver or perform under any agreement with respect to the Debt Financing that is not contingent upon the occurrence of the Effective Time or that would be effective prior to or simultaneous with the Effective Time (in each case other than the execution of customary authorization letters in connection with any marketing materials for the Debt Financing) and shall not be required to pass resolutions or consents to approve or authorize the execution, delivery or performance under any agreement with respect to the Debt Financing. The Company and its counsel shall be given reasonable opportunity to review and comment upon any private confidential information memoranda, placement memoranda or similar documents, or any materials for rating agencies, that include information about the Company or any of its Subsidiaries prepared in connection with the Debt Financing. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing contemplated by the Debt Financing Commitment; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or any of its Subsidiaries.

(c) None of the Company, its Subsidiaries or its or their Representatives (other than accountants in connection with delivering a comfort letter and other than with respect to representations made in the authorization letter made to the Financing Sources and potential lenders in the Debt Financing described above in Section 5.12(b)) shall be required to take any action that would subject such Person to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or their performance of their respective obligations under Section 5.12(b) or any information utilized in connection therewith, except in the case of costs, expenses or fees, to the extent the payment of such costs, expenses or fees are contingent upon the occurrence of the Effective Time or if such amounts are advanced or reimbursed as provided in Section 5.12(d).

(d) The Parent shall indemnify and hold harmless the Company, its Subsidiaries and its and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing and the performance of their respective obligations under Section 5.12(b) or any information utilized in connection therewith. The Parent shall, promptly upon request of the Company, advance or reimburse (as requested) the Company and its Subsidiaries for all out-of-pocket costs to be incurred or that have been incurred by the Company and its Subsidiaries (including those of its and their accountants, consultants, legal counsel, agents and other Representatives) in connection with the arrangement of the Financing and the performance of their respective obligations under Section 5.12(b) or any cooperation in connection therewith.

(e) Prior to the Closing, each of the Parent and Merger Sub shall not, and shall not permit any of their respective Subsidiaries, Control Affiliates or Representatives to, take any action, or enter into any transaction, or any agreement to effect any transaction that could reasonably be expected to (i) make the timely funding of the Financing or the satisfaction of the conditions contained in the Financing Commitments or in any definitive agreement relating to the Financing less likely to occur (taking into account the expected timing of the Marketing Period) or (ii) otherwise adversely impact the ability of the Parent or Merger Sub to enforce their rights against any of the parties to the Financing Commitments or any definitive agreement relating to the Financing.

(f) All non-public or otherwise confidential information regarding the Company obtained by the Parent or its Representatives pursuant to this Section 5.12 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that notwithstanding the terms of the Confidentiality Agreement, the Parent may provide such information to potential sources of capital and to rating agencies and prospective lenders and investors during syndication of the Debt Financing (including any alternative financing to be entered into pursuant to Section 5.12(a)), subject to customary confidentiality arrangements with such Persons regarding such information.

(g) Nothing in this Section 5.12 or any other provision of this Agreement shall require, and in no event shall the “reasonable best efforts” of the Parent or Merger Sub be deemed or construed to require, the Parent or Merger Sub to (i) seek the Equity Financing from a source other than the Investors or in any amount in excess of that contemplated by the Equity Commitment, (ii) waive any term or condition of this Agreement or (iii) pay any material fees in excess of those contemplated by the Financing Commitments (whether to secure waiver of any conditions contained therein or otherwise).

5.13 Resignation of Directors. At the Closing, the Company shall deliver to the Parent evidence of the resignation of all directors of the Company effective as of immediately prior to (but conditioned on the occurrence of) the Effective Time.

5.14 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary or advisable hereto to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of shares of Common Stock (including derivative securities with respect to shares of Common Stock) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

5.15 Certain Transfer Taxes. The Parent shall pay the amount of any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, additions to Tax or additional amounts with respect thereto, imposed in connection with the transactions contemplated by this Agreement, including the Merger.

5.16 Notification of Certain Matters. The Company shall give prompt notice to the Parent, and the Parent shall give prompt notice to the Company, (a) of any notice or other communication received by such Party from any Governmental Entity in connection with the transactions contemplated by this Agreement if the subject matter of such communication would be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole, or the Parent and its Subsidiaries (including the Surviving Corporation after the Effective Time), taken as a whole, (b) of any Actions commenced or, to such Party’s knowledge, threatened against, such Party, its directors or officers or any of their respective Affiliates in connection with, arising from or relating to this Agreement or the transactions contemplated by this Agreement (“Transaction Litigation”) or (c) if such Party becomes aware of any facts or circumstances or the occurrence or non-occurrence of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any Party hereto to effect the Merger or any of the other transactions contemplated by this Agreement not to be satisfied; provided, that the delivery of any notice pursuant to this Section 5.16 shall not cure any breach of any representation, warranty or covenant in this Agreement or otherwise limit or affect the remedies available hereunder to any Party hereto.

5.17 Transaction Litigation. The Company shall give the Parent the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation at the Parent’s sole expense; provided, that neither the Company, any of its Subsidiaries nor any of their respective Representatives shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same unless the Parent shall have consented in writing.

5.18 Existing Financing Arrangements.

(a) Prior to the Effective Time, the Company shall use its reasonable best efforts to secure and deliver to the Parent a customary payoff letter, together with Lien terminations and other necessary instruments of discharge, which provides for the repayment, discharge and termination in full of all Indebtedness and Liens under the Credit Agreement, which in each case shall be effective as of the Effective Time.

(b) Prior to the Effective Time, the Company shall use its reasonable best efforts to take all necessary actions in accordance with the terms of the 2010 Notes Indenture, including the giving of any notices that may be required by the 2010 Notes Indenture as a result of the transactions contemplated by this Agreement and delivery of any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required to be given prior to the Effective Time in connection with the consummation of the Merger; provided, that the Company shall give the Parent a reasonable advance opportunity to review and comment on all such notices and other materials. The Company shall take all reasonably necessary actions permitted to be taken prior to the Effective Time and that are within its control such that, in accordance with Section 10.10(b) of the 2010 Notes Indenture, each outstanding 2010 Note shall no longer be convertible into shares of Common Stock as of the Effective Time and shall instead be convertible thereafter solely into the right to receive certain cash payments as set forth in Section 2.5 of this Agreement. Except as may be required in connection with the foregoing, between the date hereof and the earlier of the Effective Time and the Termination Date, neither the Company nor any of its Subsidiaries shall, without the prior written consent of the Parent, amend, modify or waive any provisions of the 2010 Notes or the 2010 Notes Indenture or otherwise take any action which would have the effect, whether alone or in combination with any other action, of changing the conversion rate of the 2010 Notes (other than any change in the conversion rate as determined pursuant to Section 10.01(e) and Schedule A of the 2010 Notes Indenture which results from the consummation of the transactions contemplated by this Agreement).

(c) Between the date hereof and the earlier of the Effective Time and the Termination Date, neither the Company nor any of its Subsidiaries shall, without the prior written consent of the Parent, amend, modify, terminate, settle or discharge the 2010 Hedges or the 2010 Warrants (other than any settlement or discharge pursuant to the terms thereof in connection with any conversion of 2010 Notes) or take any action with the intent to reduce the value to the Company of the 2010 Hedges or increase the liability to the Company in respect of the 2010 Warrants. The Company shall reasonably cooperate with the Parent (at the Parent’s sole expense) regarding all matters arising in connection with the 2010 Hedges and the 2010 Warrants and, if reasonably requested by the Parent, shall request quotations (whether with respect to termination or otherwise) from and have discussions or negotiations regarding the 2010 Hedges or the 2010 Warrants with the counterparties thereto (in which the Parent shall be entitled to participate) and shall use its reasonable best efforts to take all actions reasonably requested by the Parent in connection with any amendment, modification, termination, settlement or discharge of the 2010 Hedges or the 2010 Warrants which is proposed by and acceptable to the Parent; provided, that the Company shall not have any liability or obligation under any such amendment, modification, termination, settlement or discharge until following the Effective Time.

5.19 Stock Exchange Delisting. Prior to the Effective Time, the Company shall reasonably cooperate with the Parent and use its reasonable best efforts to take all actions which may be reasonably requested by the Parent and reasonably necessary prior to the Effective Time to cause the delisting of the Common Stock from the NYSE and the deregistration of the Common Stock under the Exchange Act, in each case as soon as reasonably practicable following the Effective Time.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the fulfillment (or waiver by the Parent and the Company, if permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Stockholder Approval shall have been obtained.

(b) All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated.

(c) The approval of FINRA with respect to the indirect change of ownership and control of the Subsidiaries of the Company that are broker-dealers shall have been obtained.

(d) No provision of any applicable Law preventing, prohibiting or enjoining the consummation of the Merger shall be in effect and no temporary, preliminary or permanent Order preventing, prohibiting, enjoining or materially restraining the consummation of the Merger shall be in effect.

6.2 Conditions to Obligations of the Parent and Merger Sub to Effect the Merger. The respective obligations of the Parent and Merger Sub to effect the Merger shall be subject to the fulfillment (or waiver by the Parent, if permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of the Company set forth in this Agreement (other than those set forth in Sections 3.1(b), 3.2, 3.3, 3.12(b), 3.18, 3.19 and 3.20) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” contained therein) as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties shall be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect, (ii) the representations and warranties of the Company set forth in Sections 3.3 (other than 3.3(c)) and 3.12(b) shall be true and correct in all respects as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties shall be true and correct as of such other time), (iii) the representations and warranties of the

Company set forth in Sections 3.1(b), 3.2(c), 3.2(d), 3.3(c), 3.18, 3.19 and 3.20 shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” contained therein) in all material respects as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties shall be true and correct as of such other time) and (iv) the representations and warranties of the Company set forth in Section 3.2(a), 3.2(b) and 3.2(e) shall be true and correct in all respects as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties shall be true and correct as of such other time), except for inaccuracies that do not, and would not reasonably be expected to, individually or in the aggregate, result in loss, liability, damage, additional payment or expense to the Parent, the Surviving Corporation or any of their Subsidiaries at or after the Effective Time in excess of three million dollars ($3,000,000) in the aggregate.

(b) The Company shall have performed in all material respects all of the covenants required to be performed by it under this Agreement at or prior to the Effective Time.

(c) The Company shall have delivered to the Parent a certificate, dated as of the Closing Date and signed on behalf of the Company by a duly authorized officer of the Company, certifying to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(d) have been satisfied.

(d) Since the date of this Agreement, no Material Adverse Effect shall have occurred.

6.3 Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment (or waiver by the Company, if permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of each of the Parent and Merger Sub set forth in this Agreement (other than Section 4.12) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” contained therein) as of the Closing Date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Parent Material Adverse Effect and (ii) the representations and warranties of each of the Parent and Merger Sub set forth in Section 4.12 shall be true and correct in all respects.

(b) The Parent and Merger Sub shall have performed in all material respects all of the covenants required to be performed by them under this Agreement at or prior to the Effective Time.

(c) The Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed on behalf of the Parent and Merger Sub by a duly authorized officer of the Parent and Merger Sub, certifying to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

6.4 Frustration of Closing Conditions. Neither the Company, on the one hand, nor the Parent or Merger Sub, on the other hand, may rely, either as a basis for not consummating the Merger or any of the other transactions contemplated by this Agreement or terminating this Agreement and abandoning the Merger and the other transactions contemplated hereby, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as applicable, to be satisfied if such failure was caused by such Party’s Willful Breach of any provision of this Agreement, including the failure of such Party to use all reasonable best efforts to consummate the Merger and the other transactions contemplated hereby, as required by and subject to Section 5.5.

ARTICLE VII

TERMINATION; REMEDIES

7.1 Termination of Agreement. This Agreement may be terminated as follows:

(a) by mutual written consent of the Parent and the Company at any time prior to the Effective Time;

(b) by either the Parent or the Company, if any Governmental Entity shall have issued an Order, enacted a Law or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such Order, Law or other action shall have become final and nonappealable;

(c) by either the Parent or the Company, if the Merger does not occur on or before 11:59 p.m., New York City time, on the date that is six (6) months following the date hereof (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to the Party seeking to terminate if the failure of such Party to perform any of its obligations under this Agreement (including under Section 1.2) required to be performed at or prior to the Effective Time was the primary cause of the failure of the Effective Time to occur on or before the End Date (other than, in the case of the Parent and Merger Sub, a failure to consummate the transactions contemplated by this Agreement solely as a result of the Debt Financing (or any Alternative Financing that is being used in accordance with Section 5.12(a)) being unavailable at the time the Closing was required to occur);

(d) by either the Parent or the Company, if the Stockholders Meeting shall have been held and completed and the Stockholder Approval shall not have been obtained at such Stockholders Meeting or at any adjournment or postponement thereof;

(e) by the Company, if at any time prior to the time the Stockholder Approval is obtained, the Board of Directors has authorized the Company to enter into a definitive agreement for a Superior Proposal and substantially concurrently with the termination of this Agreement the Company enters into such agreement for such Superior Proposal, in each case in compliance with the provisions of Section 5.4; provided, that the Company has paid the Company Termination Fee prior to or simultaneously with such termination;

(f) by the Parent, if at any time prior to the time the Stockholder Approval is obtained, there shall have been a Change of Recommendation;

(g) by the Parent (following delivery of a written notice to the Company that specifies in reasonable detail the nature of such breach or failure and the Parent’s intention to terminate this Agreement if such breach or failure is not cured or that such breach or failure cannot be cured by the End Date), if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (ii)(A) cannot be cured by the End Date or (B) if capable of being so cured, shall not have been cured within thirty (30) Business Days following receipt of written notice from the Parent of such breach or failure (or, if sooner, the End Date); provided, that the Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if it or Merger Sub is then in material breach of any of their representations, warranties, covenants or other agreements contained in this Agreement and such breach would result in a failure of a condition set forth in Section 6.1 or Section 6.3;

(h) by the Company (following delivery of a written notice to the Parent that specifies in reasonable detail the nature of such breach or failure and the Company’s intention to terminate this Agreement if such breach or failure is not cured or that such breach or failure cannot be cured by the End Date), if the Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (ii)(A) cannot be cured by the End Date or (B) if capable of being cured, shall not have been cured within thirty (30) Business Days following receipt of written notice from the Company of such breach (or, if sooner, the End Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(h) if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement and such breach would result in a failure of a condition set forth in Section 6.1 or Section 6.2; provided, further, however, that, for the avoidance of doubt, the cure period set forth in this Section 7.1(h) shall not be applicable to any breach or failure to perform by the Parent or Merger Sub that gives rise to a termination right under Section 7.1(i); or

(i) by the Company, if (i) all of the conditions set forth in Section 6.1 and Section 6.2 shall have been satisfied (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing or determinations to be made immediately prior to the Effective Time, so long as each of such conditions (other than the condition set forth in Section 6.2(c)) would have been satisfied on the date the Closing should have occurred pursuant to Section 1.2) on the date the Closing should have occurred pursuant to Section 1.2, (ii) since such date, no event shall have occurred nor shall any condition exist that would cause any of the conditions set forth in Section 6.1 and Section 6.2 to fail to be satisfied on any day after such date, (iii) the Parent and Merger Sub shall have failed to complete the Closing within two (2) Business Days following the date the Closing should have occurred pursuant to Section 1.2 and (iv) the Company shall have irrevocably confirmed in writing to the Parent two (2) Business Days prior to the Termination Date that (A) all of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing or determinations to be made immediately prior to the Effective Time, so long as each of such conditions (other than the condition set forth in Section 6.3(c)) would have been satisfied on the date the Closing should have occurred pursuant to Section 1.2) or will be waived (if permissible under applicable Law) by the Company and (B) it is prepared to consummate the Closing.

7.2 Certain Remedies.

(a) Company Termination Fee; Expenses. Any provision in this Agreement to the contrary notwithstanding:

(i) If (A) this Agreement is terminated pursuant to Section 7.1(c) (but only if the Stockholders Meeting has not been held prior to the End Date) or 7.1(d) or by the Parent pursuant to Section 7.1(g), (B) (I) in the case of a termination pursuant to Section 7.1(c) or by the Parent pursuant to Section 7.1(g), any third party shall have presented to the Company or publicly announced any bona fide Alternative Proposal after the date hereof and prior to the Termination Date and, in each such case, such Alternative Proposal is not irrevocably withdrawn prior to the Termination Date or (II) in the case of a termination pursuant to Section 7.1(d), any third party shall have publicly announced any bona fide Alternative Proposal after the date hereof but prior to the Stockholders Meeting and such Alternative Proposal is not irrevocably withdrawn prior to the Stockholders Meeting and (C) within twelve (12) months after the Termination Date the Company enters into any definitive agreement with respect to any Alternative Proposal or consummates any Alternative Proposal, then the Company shall pay the Parent’s designee by wire transfer of immediately available funds an aggregate amount equal to fifty percent (50%) of the Company Termination Fee on the date of entry into any such agreement and an aggregate amount equal to fifty percent (50%) of the Company Termination Fee on the date of such consummation, if any; provided, however, that, for the avoidance of doubt, in no event shall an aggregate amount exceeding the amount of the Company Termination Fee be payable pursuant to this Section 7.2(a)(i).

(ii) If this Agreement is terminated by the Company pursuant to Section 7.1(e), then, on the Termination Date, the Company shall pay the Parent’s designee by wire transfer of immediately available funds an aggregate amount equal to the Company Termination Fee.

(iii) If this Agreement is terminated by the Parent pursuant to Section 7.1(f), then, no later than the third (3rd) Business Day following the Termination Date, the Company shall pay the Parent’s designee by wire transfer of immediately available funds an aggregate amount equal to the Company Termination Fee.

(iv) For the purpose of Section 7.2(a)(i), all references in the term Alternative Proposal to “twenty percent (20%) or more” will be deemed to be references to “more than fifty percent (50%)”.

(v) As used in this Agreement, “Company Termination Fee” means a cash amount equal to forty-one million six hundred eighty-two thousand dollars ($41,682,000), except that in the event that this Agreement is terminated by the Company pursuant to Section 7.1(e) (A) prior to May 14, 2013 (the “Excluded Party Deadline”) or (B) on or after the Excluded Party Deadline but prior to May 29, 2013 in order to enter into a definitive agreement with respect to a Superior Proposal with a Person or group of Persons who is an Excluded Party, the “Company Termination Fee” shall mean a cash amount equal to thirty-two million sixty-three thousand dollars ($32,063,000).

(b) Parent Termination Fee. Any provision in this Agreement to the contrary notwithstanding:

(i) If this Agreement is terminated by the Company pursuant to Section 7.1(h) or Section 7.1(i), then the Parent shall pay the Company a cash amount equal to eighty-three million three hundred sixty-four thousand dollars ($83,364,000) (the “Parent Termination Fee”).

(ii) In the event the Parent Termination Fee is payable, such fee shall be paid to the Company by the Parent by wire transfer of immediately available funds within three (3) Business Days after the Termination Date.

(c) Expense Reimbursement. If this Agreement is terminated pursuant to Section 7.1(c) (but only if the Stockholders Meeting has not been held prior to the End Date) or 7.1(d) or by the Parent pursuant to Section 7.1(g), the Company shall reimburse the Parent’s designee, no later than the third (3rd) Business Day after presentation to the Company of a reasonably detailed invoice, for all reasonable and documented out-of-pocket fees, costs and expenses incurred by the Parent, Merger Sub and any of the Financing Sources in connection with this Agreement or any of the transactions contemplated hereby; provided, that (i) the Company shall not be required to pay more than an aggregate of four million nine hundred thousand dollars ($4,900,000) pursuant to this Section 7.2(c), (ii) the Company shall not be required to pay more than an aggregate of one million dollars ($1,000,000) pursuant to this Section 7.2(c) in respect of reasonable and documented out-of-pocket fees, costs and expenses incurred by any of the Financing Sources (and, for the avoidance of doubt, such fees, costs and expenses shall be included in the calculation of payments made for purposes of, and subject to, together with all other fees, costs and expenses payable pursuant to this Section 7.2(c), the maximum amount set forth in, clause (i) of this Section 7.2(c)), (iii) if the Company becomes obligated to pay the Company Termination Fee after having made any payment pursuant to this Section 7.2(c), then the amount of the Company Termination Fee shall be reduced by the amount of such payments pursuant to this Section 7.2(c) and (iv) if the Company has paid the Company Termination Fee then it shall have no obligation under this Section 7.2(c) from and after such payment.

(d) Each Party acknowledges and agrees that the agreements contained in this Section 7.2 and Sections 7.3(b) and 7.3(c) are integral parts of the transactions contemplated hereby, and that without these agreements, the Parties would not have entered into this Agreement. Accordingly, if the Company fails to promptly when due pay any amount due pursuant to Section 7.2(a) or 7.2(c) or if the Parent fails to promptly when due pay any amount due pursuant to Section 7.2(b) and, in order to obtain such payment, the Parent, on the one hand, or the Company, on the other hand, commences an Action that results in an Order against the Company for the Company Termination Fee or for any reimbursement pursuant to Section 7.2(c) (or any portion of either of them) or an Order against the Parent for the Parent Termination Fee (or any portion thereof), respectively, then the Company shall reimburse the Parent, on the one hand, or the Parent shall reimburse the Company, on the other hand, together with interest on the amount of the Company Termination Fee, any reimbursement pursuant to Section 7.2(c) or the Parent Termination Fee, as the case may be, (or portion of any of them) at an interest rate of 5% per annum compounded monthly from the date such payment was required to be made through the date on which such payment is actually made, its documented out-of-pocket costs and expenses (including attorneys’ fees) in connection with such Action.

(e) For all purposes of this Section 7.2 and Section 7.3, if this Agreement is terminated by the Parent pursuant to Section 7.1(c) and the Parent would not otherwise have been entitled to terminate this Agreement pursuant to Section 7.1(c) at such time but for the operation of the parenthetical statement at the end of Section 7.1(c), then such termination by the Parent pursuant to Section 7.1(c) shall be treated as a termination of this Agreement by the Company pursuant to Section 7.1(i).

7.3 Effect of Termination.

(a) In the event of termination of this Agreement pursuant to Section 7.1, written notice thereof shall be given to the other Party specifying the provision hereof pursuant to which such termination is made (other than in the case of Section 7.1(a)) and this Agreement shall forthwith become null and void and have no further force or effect, without any liability (other than as set forth, and subject to the limitations included, in Section 7.2 or this Section 7.3) on the part of any Party, their respective directors, officers, employees, “principals”, stockholders, other equity holders, controlling Persons or any other Representative of any such Party; provided, however, that the provisions of Sections 5.8(b), 7.2, 7.3, 7.4(d), Article VIII and the provisions providing for the Parent Reimbursement Obligations shall survive any termination hereof and nothing in this Section 7.3(a) shall relieve any Party from any liability thereunder; provided, further, that nothing in this Section 7.3(a) shall, (i) except as set forth in Sections 7.3(b) and 7.3(c), relieve any Party from any liability for any Willful Breach by such Party of this Agreement occurring prior to such termination or (ii) relieve any Guarantor for any obligations under the Limited Guarantee (including any obligations with respect to any liability for any Willful Breach of this Agreement by Parent or Merger Sub occurring prior to such termination that would not otherwise have been relieved by Section 7.3(c)).

(b) Notwithstanding anything to the contrary in this Agreement, in the event this Agreement has been terminated and the Company Termination Fee is payable and paid to the Parent (or its designee) pursuant to Section 7.2(a), receipt of the Company Termination Fee shall be the sole and exclusive remedy of the Parent and Merger Sub and each of their respective Affiliates (whether at law, in equity, in contract, in tort or otherwise) against the Company and any of its former, current and future Affiliates, and each of their respective former, current and future direct or indirect directors, officers, “principals”, general or limited partners, employees, stockholders, other equity holders, members, managers, agents, assignees, Affiliates, controlling Persons or Representatives (each, a “Company Related Party”, and collectively, the “Company Related Parties” and the Company Related Parties shall include all Company Related Parties of any Company Related Party) for any loss, damage, liability, claim, obligation or Action (whether in law or in equity and whether based on contract, tort or otherwise) based upon, arising out of or relating to this Agreement (including any breach or alleged breach hereof), the negotiation, execution or performance hereof or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. The Parties acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion and in no event shall the Parent (or its designee) be entitled to collect the Company Termination Fee on more than one occasion. For the avoidance of doubt, and notwithstanding anything to the contrary herein, while the Parent and Merger Sub may pursue both a grant of specific performance and any other remedy available to them at law or in equity under this Agreement, under no circumstances shall the Parent and/or Merger Sub be permitted or entitled to receive both a grant of specific performance of the Company’s obligation to consummate the Merger and payment of the Company Termination Fee or any damages or other amounts (other than any amounts payable under the last sentence of Section 7.2(d)).

(c) Notwithstanding anything to the contrary in this Agreement, the sole and exclusive remedies of the Company, any Company Related Party or any Person claiming by, through or for the benefit of the Company against the Parent, Merger Sub, the Guarantors, the Investors, the Financing Sources and any of their former, current and future Affiliates, and each of their respective former, current and future direct or indirect directors, officers, “principals”, general or limited partners, employees, stockholders, other equity holders, members, managers, agents, assignees, Affiliates, controlling Persons or Representatives (each, a “Parent Related Party”, and collectively, the “Parent Related Parties” and the Parent Related Parties shall include all Parent Related Parties of any Parent Related Party) for any loss, damage, liability, claim, obligation or Action (whether in law or in equity and whether based on contract, tort or otherwise) based upon, arising out of or relating to this Agreement, the Limited Guarantee, the Financing or the Financing Commitments (including any breach or alleged breach hereof or thereof), the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby or thereby or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise shall be (i) receipt of the Parent Termination Fee (including any related amounts payable under the last sentence of Section 7.2(d)) from the Parent in the event this Agreement has been terminated and the Parent Termination Fee is payable to the Company pursuant to Section 7.2(b), (ii) the right to bring an Action for money damages against the Parent for a Willful Breach of this Agreement, prior to the termination of this Agreement, by the Parent or Merger Sub in circumstances where this Agreement has been terminated and the Parent Termination Fee is not payable to the Company pursuant to Section 7.2(b), (iii) receipt from the Parent of any monetary amounts payable pursuant to any Parent Reimbursement Obligations, (iv) receipt from the Guarantors of any monetary amounts due and payable by the Guarantors under, and subject to all of the terms and conditions of, the Limited Guarantee, (v) receipt of whatever remedies the Company may have under or in accordance with the Confidentiality Agreement against the other Person party thereto, and (vi) subject to the other provisions of this Section 7.3(c), the right to receive a grant of specific performance under and to the extent permitted by Section 7.4. The Parties acknowledge and agree that in no event will the Parent be required to pay the Parent Termination Fee on more than one occasion and in no event shall the Company be entitled to collect the Parent Termination Fee on more than one occasion. For the avoidance of doubt, and notwithstanding anything to the contrary herein, while the Company may pursue both a grant of specific performance and any other remedy available to it at law or in equity under this Agreement, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance under Section 7.4(b) and payment of the Parent Termination Fee or any damages or other amounts (other than any amounts payable pursuant to any Parent Reimbursement Obligation). Without limitation of the generality of the foregoing or of any other provision of this Agreement, (1) in no event shall any Parent Related Party be liable to the Company, any Company Related Party or any Person claiming by, through or for the benefit of the Company for any consequential, special, multiple, punitive or exemplary damages (including any damages arising from loss of profits, loss of business opportunity or loss of goodwill) in connection with any claim or Action (whether in law or in equity and whether based on contract, tort or otherwise) based upon, arising out of or relating to this Agreement, the Limited Guarantee or the Financing Commitments (including any breach or alleged breach hereof or thereof), the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby or thereby or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, (2) in no event shall the Parent Related Parties be liable to the Company, any Company Related Party or any Person claiming by, through or for the benefit of the Company in excess of an aggregate amount equal to the Parent Termination Fee (other than for any amounts payable under the last sentence of Section 7.2(d) or pursuant to any Parent Reimbursement Obligation, which, for the avoidance of doubt, shall be payable in full notwithstanding the cap set forth in this clause (2)) for any loss, damage, liability, claim, obligation or Action (whether in law or in equity and whether based on contract, tort or otherwise) based upon, arising out of or relating to this Agreement, the Limited Guarantee or the Financing Commitments (including any breach or alleged breach hereof or thereof), the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby or thereby or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, (3) upon payment of the Parent Termination Fee and any amounts payable under the last sentence of Section 7.2(d) or pursuant to any Parent Reimbursement Obligation, none of the Company, any Company Related Party or any Person claiming by, through or for the benefit of the Company shall have any rights or claims against any Parent Related Party under this Agreement, the Limited Guarantee, the Financing, the Financing Commitments, or any of the transactions contemplated hereby or thereby (whether in law or in equity and whether based on contract, tort or otherwise) or for any breach or alleged breach hereof or thereof and (4) none of the Company, any Company Related Party or any Person claiming by, through or for the benefit of the Company shall have any rights or claims against any Parent Related Party under or in connection with this Agreement, the Limited Guarantee, the Financing, the Financing Commitments, or any of the transactions contemplated hereby or thereby (whether in law or in equity and whether based on contract, tort or otherwise) or for any breach or alleged breach hereof or thereof for any damages of any kind or nature or for any other monetary amounts, except as otherwise set forth in this Section 7.3(c) or in the Limited Guarantee.

7.4 Enforcement.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including the Parent’s and Merger Sub’s obligation to cause the Equity Financing to be funded and to consummate the Merger) and that any breach of this Agreement could not be adequately compensated in all cases by monetary damages alone. Except as otherwise set forth in Section 7.4(b) and 7.4(c), the Parties acknowledge and agree that, prior to the earlier of the Effective Time and the Termination Date, the Parties shall be entitled, without obtaining, furnishing or posting a bond or similar indemnity, to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Chosen Court, in addition to any other remedy to which they are entitled at law or in equity.

(b) Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the Company shall be entitled to seek and obtain specific performance of the Parent’s and Merger Sub’s obligation to cause the Equity Financing to be funded and to consummate the Merger only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 6.1 and Section 6.2 shall have been satisfied (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing or determinations to be made immediately prior to the Effective Time, so long as each of such conditions (other than the condition set forth in Section 6.2(c)) would have been satisfied on the date the Closing should have occurred pursuant to Section 1.2) on the date the Closing should have occurred pursuant to Section 1.2, (ii) since such date, no event shall have occurred nor shall any condition exist that would cause any of the conditions set forth in Section 6.1 and Section 6.2 to fail to be satisfied on any day after such date, (iii) the Parent and Merger Sub are obligated to complete the Closing in accordance with Section 1.2 and either of them have failed to do so, (iv) the Debt Financing (which, for the avoidance of doubt, includes any Alternative Financing that is being used in accordance with Section 5.12(a)) has been funded or will be funded at the Closing subject only to the Equity Financing being funded at the Closing and (v) the Company has confirmed in an irrevocable written notice delivered to the Parent that, if specific performance is granted, the Equity Financing and Debt Financing are funded and the Parent and Merger Sub otherwise comply with their obligations hereunder, then the Closing will occur.

(c) Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the Company shall be entitled to seek and obtain specific performance of the Parent’s and Merger Sub’s obligation to enforce the Debt Financing Commitment (which, for the avoidance of doubt, includes any commitment in respect of Alternative Financing that is being used in accordance with Section 5.12(a)), including any obligation to bring any enforcement Action in respect of the Debt Financing Commitment, only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 6.1 and Section 6.2 shall have been satisfied (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing or determinations to be made immediately prior to the Effective Time, so long as each of such conditions (other than the condition set forth in Section 6.2(c)) would have been satisfied on the date the Closing should have occurred pursuant to Section 1.2) on the date the Closing should have occurred pursuant to Section 1.2, (ii) since such date, no event shall have occurred nor shall any condition exist that would cause any of the conditions set forth in Section 6.1 and Section 6.2 to fail to be satisfied on any day after such date, (iii) the Parent and Merger Sub are obligated to complete the Closing in accordance with Section 1.2 and either of them have failed to do so, (iv) all of the conditions precedent to the consummation of the Debt Financing (which, for the avoidance of doubt, includes any Alternative Financing that is being used in accordance with Section 5.12(a)) provided for in the Debt Commitment (or in any commitment with respect to any such Alternative Financing) have been satisfied (other than (x) any conditions that are within the control of the Parent and Merger Sub and (y) any conditions that by their nature are to be satisfied by actions to be taken at the Closing or determinations to be made immediately prior to the Effective Time (so long as each of such conditions (other than any conditions requiring the delivery of documentation or certificates or similar instruments in connection with the Closing) would have been satisfied on the Closing Date)) and (v) the Company has confirmed in an irrevocable written notice delivered to the Parent that if specific performance is granted, the Equity Financing and Debt Financing are funded and Parent and Merger Sub otherwise comply with their obligations hereunder, then the Closing will occur.

(d) Nothing in this Agreement shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance prior to or as a condition to exercising any termination right under Section 7.1 or receiving the Company Termination Fee or the Parent Termination Fee, if payable, at the time of or following such termination nor shall the commencement of any legal proceeding restrict or limit either Party’s right to terminate this Agreement in accordance with the terms of Section 7.1 or pursue any other remedies available to such Party under this Agreement, the Equity Financing Commitment or the Limited Guarantee; provided, that nothing in this Section 7.4(d) shall limit or modify any of the limitations on remedies or recourse set forth in Section 7.3(b), Section 7.3(c) or Section 8.14.

ARTICLE VIII

MISCELLANEOUS

8.1 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, including the right to rely upon the representations and warranties set forth herein, other than: (a) Sections 5.8(b), 5.10, 7.3 and 8.14 (which will be for the benefit of the Persons (including, with respect to Sections 7.3(c) and 8.14, the Financing Sources) set forth therein, and any such Person will have the rights provided for therein), (b) Sections 8.7(b) and 8.8 and the proviso to Section 8.16 (which shall also be for the benefit of the Financing Sources, and the Financing Sources will have the rights provided for therein), (c) this Article VIII in respect of the Sections set forth under the foregoing clauses (a) and (b), and (d) after the Effective Time, the rights of the Stockholders to receive the Merger Consideration in accordance with the terms and conditions of Article II and the rights of the holders of the Company Equity Awards to receive the Closing Equity Incentive Amounts and the Post-Closing Equity Incentive Amounts in accordance with the terms and conditions of Section 2.1(h).

8.2 Entire Agreement. This Agreement (including the schedules hereto), the Limited Guarantee, the Equity Financing Commitment and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties with respect to the subject matter hereof.

8.3 Succession and Assignment. Subject to the following sentence, this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of, in the case of assignment by the Parent or Merger Sub, the Company, and, in the case of assignment by the Company, the Parent; provided, that the Parent or Merger Sub may assign this Agreement or any of its rights or interests hereunder without the prior written approval of the Company to any Subsidiary of the Parent or Merger Sub; provided, however, that no such assignment shall relieve the Parent or Merger Sub, as applicable, of any of its obligations hereunder.

8.4 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

8.5 Notices. Any notice, request, instruction or other document to be given hereunder by any Party to the others shall be in writing and delivered personally or sent by overnight courier, delivery fees prepaid, or by facsimile:

If to the Company, to:

National Financial Partners Corp.
340 Madison Avenue
New York, New York 10173
Facsimile:	(212) 301-4001
Attention:	Stan E. Barton, Esq.

with copies (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Facsimile:	(212) 225-3999
Attention:	Victor I. Lewkow
Neil R. Markel

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Facsimile:	(212) 735-2000
Attention:	Howard L. Ellin
Kenneth M. Wolff

If to the Parent or Merger Sub, to:

c/o Madison Dearborn Partners, LLC
Three First National Plaza, Suite 4600
70 West Madison Street
Chicago, Illinois 60602
Facsimile:	(312) 895-1001
Attention:	Vahe A. Dombalagian
Mark B. Tresnowski

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP
191 North Wacker Drive, 32nd Floor
Chicago, Illinois 60606
Facsimile:	(312) 845-5500
Attention:	Matthew J. Richards

or to such other Persons or addresses as may be designated in writing by the Party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving Party (a) upon actual receipt, if delivered personally, (b) on the next Business Day after deposit with an overnight courier, if sent by an overnight courier, delivery fees prepaid, or (c) upon confirmation of successful transmission if sent by facsimile (provided, that, if given by facsimile, such notice, request, instruction or other document shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein).

8.6 Governing Law. This Agreement and all Actions (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or any of the actions of the Parent, Merger Sub or the Company in the negotiation, administration, performance or enforcement hereof or thereof shall be governed and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction which would require the application of any other State’s laws.

8.7 Exclusive Jurisdiction.

(a) Each Party irrevocably agrees that it shall bring any Action (whether in law or in equity and whether based on contract, tort or otherwise) arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or any of the actions of the Parent, Merger Sub or the Company in the negotiation, administration, performance or enforcement hereof or thereof exclusively in the Court of Chancery of the State of Delaware located in the City of Wilmington and any State of Delaware appellate court therefrom, or to the extent the Court of Chancery of the State of Delaware located in the City of Wilmington does not have subject matter jurisdiction or declines to accept personal jurisdiction over any Party, any state or federal court within the City of Wilmington in the State of Delaware and any appellate court therefrom (collectively, the “Chosen Courts”), and solely with respect to any such Action, irrevocably (a) submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such Action in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party or any of its Affiliates and (d) agrees that service of process upon such Party in any such Action shall be effective if given in accordance with Section 8.5 of this Agreement. Each Party agrees that it shall not permit any of its Affiliates to bring any Action referred to in the immediately foregoing sentence, or voluntarily support any other Person in bringing any such Action, in any court other than the Chosen Courts.

(b) Notwithstanding anything in Section 8.7(a) to the contrary, with respect to any Action of any kind or description (whether in law or in equity and whether based on contract, tort or otherwise) involving any Financing Source arising out of or relating to the transactions contemplated by this Agreement, the Debt Financing, any Alternative Financing, the Debt Financing Commitment, the commitment letters in respect of any Alternative Financing or the performance of services thereunder, the Parties agree that (i) such Actions shall be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan and any appellate court therefrom and (ii) they shall not bring or permit any of their respective Affiliates to bring any Action referred to in this Section 8.7(b), or voluntarily support any other Person in bringing any such Action, in any other courts.

8.8 Waiver of Jury Trial. Each Party hereby irrevocably waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury with respect to this Agreement and all Actions (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the Financing Commitments, any of the transactions contemplated by this Agreement or the Financing Commitments or any of the actions of the Parent, Merger Sub, the Company or the Financing Sources in the negotiation, administration, performance or enforcement hereof or thereof, as the case may be. Each Party (a) certifies that no Representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) acknowledges that it and the other Party have been induced to enter into this Agreement and the Merger, as applicable, by, among other things, the mutual waivers and certifications in this Section 8.8 and (c) agrees that such waivers and certifications shall extend to the Financing Sources.

8.9 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

8.10 Severability. If any provision of this Agreement (other than Sections 7.3(b), 7.3(c), 7.4(b), 7.4(c) and 8.14, each of which are integral provisions of this Agreement and which must be given full force and effect in the event of any modification of this Agreement pursuant to this Section 8.10) is held to be illegal, invalid or unenforceable under any present or future Law or public policy, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law or public policy in a mutually acceptable manner to the end that the terms of this Agreement are able to be fulfilled to the fullest extent possible.

8.11 Expenses. Except as otherwise specifically provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

8.12 Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants or other agreements or obligations in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants or other agreements or obligations, shall survive the Effective Time, except for those covenants and agreements contained herein or therein that by their terms apply or are to be performed in whole or in part after the Effective Time (and then only to such extent) and this Article VIII. The Company and the Parent (on behalf of Madison Dearborn Partners, LLC) each agree that the Confidentiality Agreement shall terminate as of the Effective Time.

8.13 Incorporation of Schedules. The schedules (including the Disclosure Schedule) identified in this Agreement are incorporated herein by reference and made a part hereof.

8.14 Limited Recourse. Notwithstanding anything in this Agreement to the contrary, (i) the obligations and liabilities of the Company under this Agreement and all other obligations, liabilities, claims, losses, damages or Actions (whether in law or in equity and whether based on contract, tort or otherwise) of the Company that may be based on, arise out of or relate to this Agreement (including any breach or alleged breach hereof), the negotiation, execution or performance hereof or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, will be without recourse of any kind to any Company Related Party other than the Company and (ii) the obligations and liabilities of the Parent and Merger Sub under this Agreement and all other obligations, liabilities, claims, losses, damages or Actions (whether in law or in equity and whether based on contract, tort or otherwise) of the Parent or Merger Sub that may be based on, arise out of or relate to this Agreement, the Limited Guarantee or the Financing Commitments (including any breach or alleged breach hereof or thereof), the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby or thereby or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, will be without recourse of any kind to any Parent Related Party other than the Parent and Merger Sub, except that (w) the Parent Related Parties may assert claims against each other, (x) the Company may assert claims against the Guarantors under, and subject to all of the terms and conditions of, the Limited Guarantee, (y) the Company may assert claims against the Investors under, and subject to all of the terms and conditions of, the Equity Financing Commitment and (z) the Company may assert claims under or in accordance with the Confidentiality Agreement against the other Person party thereto.

8.15 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, “.pdf” or other electronic transmission will be as effective as delivery of a manually executed counterpart of this Agreement.

8.16 Amendments. At any time prior to the Effective Time, this Agreement may be amended by the Parties, by action taken or authorized, in the case of the Parent, by its Board of Directors, in the case of Merger Sub, by its Board of Directors, and in the case of the Company, by the Board of Directors, at any time before or after the receipt of the Stockholder Approval, but, after receipt of such approval, no amendment shall be made which by applicable Law or in accordance with the rules of any relevant stock exchange requires further approval by the Stockholders without such further approval; provided, however, that any amendment or modification of this proviso or Section 7.3, Section 8.1(a), Section 8.1(b), Section 8.7(b), Section 8.8 or Section 8.14 shall not affect the Financing Sources without the prior written consent of the Financing Sources. This Agreement may not be amended except by an instrument in writing signed on behalf of the Parent, Merger Sub and the Company.

8.17 Waiver. At any time prior to the Effective Time, the Parent (on behalf of itself and Merger Sub) may (a) extend the time for the performance of any of the covenants, obligations or other acts of the Company or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of the Company or with any conditions to its own obligations. Any agreement on the part of the Parent (on behalf of itself and Merger Sub) to any such extension or waiver shall be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Parent by its duly authorized officer. At any time prior to the Effective Time, the Company may (a) extend the time for the performance of any of the covenants, obligations or other acts of the Parent or Merger Sub or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of the Parent or Merger Sub, or with any conditions to its own obligations. Any agreement on the part of the Company to any such extension or waiver shall be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Company by its duly authorized officer. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

8.18 Certain Definitions.

(a) When used in this Agreement, the following terms will have the meanings assigned to them in this Section 8.18(a):

“2010 Hedges” means the convertible bond hedge transactions entered into by the Company, on the one hand, and each of Bank of America, N.A., Goldman, Sachs & Co. and Wells Fargo Securities, LLC, on the other hand, and documented by the confirmations entered into by such Persons on June 9, 2010.

“2010 Notes” means the Company’s 4.0% Convertible Senior Notes due 2017 that were issued pursuant to the Indenture, dated June 15, 2010, by and between the Company and Wells Fargo Bank, National Association, as trustee (the “2010 Notes Indenture”).

“2010 Swap” means the interest rate swap transaction entered into between the Company and U.S. Bank National Association and documented by the confirmation entered into by such Persons on July 15, 2010.

“2010 Warrants” means the issuer warrant transactions entered into by the Company, on the one hand, and each of Bank of America, N.A., Goldman, Sachs & Co. and Wells Fargo Securities, LLC, on the other hand and documented by the confirmations entered into by such Persons on June 9, 2010.

“Action” means any litigation, claim, action, arbitration, suit, hearing, investigation known by the Person being investigated, audit or proceeding (whether civil, criminal or administrative and whether by or before an arbitrator, Governmental Entity or mediator).

“Advisers Act” means the Investment Advisers Act of 1940 and the rules and regulations promulgated thereunder, as amended.

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person. For purposes of this definition, “Control” (including the terms “Controlled by” and “under common Control with”) means possession of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as trustee or executor, by Contract or otherwise.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in New York, New York are authorized or required by Law to close.

“Cash and Cash Equivalents” means, as of the date of determination, the aggregate amount of all cash, checks, money orders and funds in demand deposit accounts held by the Company and its Subsidiaries plus the fair market value of any marketable securities and short term investments held by the Company and its Subsidiaries, in each case, other than any of the foregoing assets held by the Company or any of its Subsidiaries for the account of any Client or other third party or held in such accounts together with assets so held for the account of any Client or other third party (such as premium trust accounts).

“Client” means each person with respect to whom the Company or any of its Subsidiaries provides Investment Management Services.

“Code” means the Internal Revenue Code of 1986 and the rules and regulations promulgated thereunder, as amended.

“Company Equity Awards” means the Company Stock Options, Company Restricted Stock Unit Awards, Performance-Based Restricted Stock Unit Awards and Director Phantom Units (and the definition of each term included in Company Equity Awards shall include awards promised to be made pursuant to Contracts or offer letters entered into prior to the date hereof pursuant to which the Company or any of its Subsidiaries is bound).

“Company Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries or used by the Company or any of its Subsidiaries in connection with their businesses, including all Intellectual Property in and to Company Technology.

“Company Restricted Stock Unit Awards” means awards of restricted stock units under any of the Company Stock Plans (other than Performance-Based Restricted Stock Unit Awards).

“Company Stock Options” means options to purchase Common Stock issued under any of the Company Stock Plans.

“Company Stock Plans” means the Company’s Amended and Restated 2000 Stock Incentive Plan, Amended and Restated 2002 Stock Incentive Plan, Amended and Restated 2002 Stock Incentive Plan for Principals and Managers, 2009 Stock Incentive Plan and Employment Inducement Award Consisting of Restricted Stock Units Granted to Annemarie Long.

“Company Technology” means all Technology owned by the Company or any of its Subsidiaries or licensed by the Company or any of its Subsidiaries and used in their businesses.

“Compliant” means, with respect to the Required Information, that (a) such Required Information, taken as a whole with all other disclosure contained in the relevant offering document, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (b) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulations S-K and S-X under the Securities Act applicable to offerings of debt securities on a registration statement on Form S-1 (excluding information required by Regulation S-X Rule 3-09, Rule 3-10 and Rule 3-16 and Item 402(b) of Regulation S-K), and is sufficient to permit a registration statement on Form S-1 using such financial information and financial statements provided at the commencement of the Marketing Period to be declared effective by the SEC throughout the Marketing Period, (c) the Company’s auditors have consented to the use of their audit opinions related to any audited financial statements included in such Required Information and any interim quarterly financial statements included in such Required Information have been reviewed by the Company’s independent auditors as provided in the procedures specified by the Public Company Accounting Oversight Board in AU Section 722 and (d) the Company’s auditors have confirmed that they are prepared to issue customary comfort letters (by delivering drafts thereof to the extent a draft purchase agreement (in connection with any “high-yield” financing) has been provided to the Company prior to the date thereof) when customarily required to be delivered during the Marketing Period, and, at such times, issue such customary comfort letters.

“Contract” means any agreement, contract, commitment, arrangement or understanding.

“Control Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls such Person.

“Credit Agreement” means the Credit Agreement, dated as of February 8, 2013, by and among the Company, Bank of America, N.A., as administrative agent, and the other lenders and Persons party thereto.

“Director Phantom Unit” means awards of phantom units under any of the Company Stock Plans.

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and all (a) deferred compensation or retirement plans or arrangements, (b) defined contribution retirement plans or arrangements, (c) defined benefit retirement plans or arrangements, (d) employee welfare benefit plans or arrangements or fringe benefit plans, arrangements or programs or (e) stock purchase, stock option, equity award, severance pay, employment, consulting, change-in-control, collective bargaining, vacation pay, sick leave, bonus or other incentive compensation and other compensation or benefit plans, agreements, Contracts, programs, policies or other arrangements, whether or not subject to ERISA, maintained or sponsored by, contributed to, required to be contributed to, or entered into by the Company or any of its Subsidiaries, but excluding (i) any multiemployer plan within the meaning of Section 4001(a)(3) of ERISA and (ii) any “management agreement” or agreement with the Company or any of its Subsidiaries entered into in connection with a “management company buy-out”.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder, as amended.

“ERISA Affiliate” shall mean any entity (whether or not incorporated) that, together with any other entity, is, or at the relevant time has been, considered under common control and treated as one employer under Sections 414(b), (c), (m) or (o) of the Code.

“ESPP” means the Company’s Employee Stock Purchase Plan.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.

“Excluded Party” means any Person, group of Persons or group that includes any Person (so long as such Person, together with all other members of such group, if any, who were members of such group or another group that included such Person immediately prior to the Excluded Party Deadline, represent, to the Knowledge of the Company, at least 50% of the equity financing of such group at all times following the Excluded Party Deadline and prior to the termination of this Agreement) from whom the Company or any of its Representatives has received, after the execution of this Agreement and prior to the Excluded Party Deadline, a written Alternative Proposal that the Board of Directors determines in good faith prior to or as of the Excluded Party Deadline (after consultation with outside legal counsel and its financial advisor) constitutes or which could reasonably be expected to lead to a Superior Proposal.

“Excluded Subsidiaries” means the Subsidiaries of the Company that are managed pursuant to a “management agreement” or “management company buy-out” agreement in effect on the date hereof or as may be entered into in connection with “management company buy-outs” entered into after the date hereof in accordance with the terms of this Agreement.

“Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing Commitment (including, for the avoidance of doubt, any Alternative Financing pursuant to Section 5.12(a)) in connection with the transactions contemplated hereby, including the lenders under the Debt Financing Commitment named in Section 4.4 and any joinder agreements, purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their current, former and future Affiliates, officers, directors, employees and representatives involved in the Debt Financing and their successors and assigns.

“Governmental Entity” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States international, multinational, provincial, local or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder, as amended.

“Indebtedness” means, with respect to a Person and without duplication, all obligations in respect of (a) borrowed money (or obligations issued in substitution for or in exchange for borrowed money), (b) notes, bonds, debentures or other debt securities, (c) the deferred purchase price of property or services (other than accounts payable or accrued expenses incurred in the ordinary course of business, but including any earn-outs and other contingent consideration payable in connection with the acquisition of any Person or the assets or business of any Person), (d) leases or other Contracts which are required to be capitalized in accordance with GAAP, (e) letters of credit, bankers’ acceptances or other arrangements by which such Person assures a creditor against loss (but only to the extent drawn), (f) interest rate or currency forwards, futures, swaps, caps, collars or other hedging arrangements or any derivative transaction not entered into for hedging purposes and (g) guarantees in respect of any of the items listed in the foregoing clauses (a) through (f), together in each case with accrued and unpaid interest, premiums, penalties, charges, fees, breakage costs, make-whole amounts and other amounts due at the time of measurement in connection therewith; provided, that Indebtedness shall not include all obligations owed between the Company and its Subsidiaries.

“Intellectual Property” means all rights, title, and interests in and to all proprietary rights of every kind and nature however denominated, arising or enforceable under the laws of the United States of America or any other country, jurisdiction, or treaty regime throughout the world, including: (i) patents, and applications therefor, including any reexaminations, reissues and extensions thereof, (ii) trademarks, service marks, service names, brands, trade dress, trade names, rights of publicity, logos, corporate names and domain names, including registrations or applications (including unregistered or existing at common law), (iii) copyrights, copyrightable works and databases, including copyright registrations or applications, and (iv) trade secrets, inventions and confidential and proprietary information or know-how, (v) database rights and any and all other proprietary rights in Technology and (vi) licenses, common-law rights, statutory rights, and contractual rights relating to any of the foregoing.

“Investment Advisor Contract” means each investment management, advisory or sub-advisory Contract, or Contract for Investment Management Services, of the Company or any of its Subsidiaries (and any amendments, waivers, modifications or renewals thereof).

“Investment Management Services” means any services which involve (a) the management of an investment account or fund (or portions thereof or a group of investment accounts or funds) for compensation, (b) the giving of advice with respect to the investment and/or reinvestment of assets or funds (or any group of assets or funds) for compensation or (c) otherwise acting as an “investment adviser” within the meaning of the Advisers Act.

“Intervening Event” means any Effect (or the material consequences thereof) that materially affects the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, and that was not known to the Board of Directors as of the date hereof and which later becomes known to the Board of Directors prior to the receipt of the Stockholder Approval; provided, that none of the foregoing shall constitute an Intervening Event: (a) any Alternative Proposal or (b) any breach of this Agreement by the Company or any of its Representatives.

“Knowledge of the Company” or any similar phrase means the actual knowledge of the Persons set forth on Section 8.18(a) of the Disclosure Schedule, in each case without obligation of inquiry.

“Law” means any statute, law (including common law), ordinance, rule, code or regulation of any Governmental Entity.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, hypothecation, easement, right-of-way or other encumbrance in respect of such property or asset.

“Marketing Period” means the first period of twenty (20) consecutive Business Days commencing after the date hereof and ended prior to the End Date (inclusive of each day starting with the first day and through and ending with the last day of such period) in which (a) the Parent, Merger Sub and their Financing Sources shall have the Required Information and such Required Information is Compliant, (b) the conditions set forth in Sections 6.1 and 6.2 shall be satisfied or waived (other than (i) the conditions set forth in Sections 6.1(a) and 6.1(c), which must be satisfied no later than five (5) Business Days prior to the end of the Marketing Period, and (ii) any conditions that by their nature are to be satisfied by actions to be taken at the Closing or determinations to be made immediately prior to the Effective Time) and (c) no event shall have occurred nor shall any condition exist that would cause any of the conditions set forth in Sections 6.1 and 6.2 (other than the conditions set forth in Sections 6.1(a), 6.1(c) and 6.2(c)) to fail to be satisfied assuming that the Closing were to occur at any time during such twenty (20) consecutive Business Day period; provided, that (i) July 5, 2013 shall not be considered a Business Day for purposes of this definition, (ii) the Marketing Period shall either end on or prior to August 16, 2013 or, if the Marketing Period has not ended on or prior to August 16, 2013, then the Marketing Period shall commence no earlier than September 3, 2013, (iii) if the Company reasonably believes in good faith that it has furnished the Parent, Merger Sub and their Financing Sources with the Required Information and that the Marketing Period has commenced and delivers to the Parent a written notice to such effect, then the Marketing Period shall be deemed to have commenced on the date of the delivery of such notice (subject to the proviso below) unless, as of the date of the delivery of such notice, the Parent reasonably believes in good faith that the Required Information has not been so furnished or that the Marketing Period has not commenced and, within three (3) Business Days of such receipt, delivers a written notice to the Company to that effect (stating with reasonable specificity which of the Required Information the Company has not furnished or why the Marketing Period has not commenced), (iv) the Marketing Period shall end on any earlier date on which the Debt Financing is consummated and (v) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such twenty (20) consecutive Business Day period, (A) PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any financial information or financial statements included in the Required Information, in which case the Marketing Period may not commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by PricewaterhouseCoopers LLP or another independent public accounting firm of recognized national standing, (B) the Company shall have publicly announced any intention to, or determined that it must, restate any financial information or financial statements included in the Required Information or any such restatement is under consideration, in which case the Marketing Period may not commence unless and until such restatement has been completed and the SEC Filings have been amended or the Company has determined and announced that no such restatement is required in accordance with GAAP, and (C) the Company shall have been delinquent in filing any annual or quarterly report required to be filed with the SEC, in which case the Marketing Period may not commence unless and until all such delinquencies have been cured.

“Material Adverse Effect” means any change, effect, event, development, fact, condition, circumstance or occurrence (each an “Effect”) that, individually or in the aggregate with other Effects, (a) would or would reasonably be expected to prevent or materially impair or materially delay the consummation of the transactions contemplated by this Agreement or (b) has had, or would reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effect to the extent arising or resulting from any of the following, either individually or in the aggregate, shall constitute or be taken into account in determining whether there has been a Material Adverse Effect under clause (b) of this definition: (i) general political, economic, financial, capital market, credit market, financial market or industry-wide conditions; (ii) regulatory changes, changes in Law or the interpretation thereof, changes in GAAP or the interpretation thereof or changes in rules and policies of the Public Company Accounting Oversight Board; (iii) natural or international disasters, calamities, emergencies or acts of war, sabotage or terrorism, or an escalation or worsening of any of the foregoing; (iv) the entry into or announcement of, or compliance with the terms of, this Agreement and the transactions contemplated hereby (including any action taken or omitted to be taken by the Company or any of its Subsidiaries that is required by this Agreement or that is taken or omitted to be taken at the Parent’s written request), except that this clause (iv) shall not apply in connection with the determination of a breach or violation of the representations and warranties contained in Section 3.4 or the satisfaction of the condition in Section 6.2(a) as it relates to such representations and warranties; (v) the fact that the prospective owner of the Company and any of its Subsidiaries is the Parent or any Affiliate of the Parent; (vi) any changes in the price or trading volume of the Common Stock (provided, however, that any underlying Effect that caused or contributed to such change in market price or trading volume shall not be excluded by this clause (vi) alone); (vii) any failure by the Company to meet projections or forecasts (provided, however, that any underlying Effect that caused or contributed to such failure to meet projections or forecasts shall not be excluded by this clause (vii) alone); (viii) any loss of, or change in, the relationship of the Company, contractual or otherwise, with its customers, Clients, employees, “principals”, contractors or suppliers to the extent arising out of the execution, delivery or performance of this Agreement, the contemplated consummation of the transactions contemplated by this Agreement or the announcement of any of the foregoing, except that this clause (viii) shall not apply in connection with the determination of a breach or violation of the representations and warranties contained in Section 3.4 or the satisfaction of the condition in Section 6.2(a) as it relates to such representations and warranties; (ix) any change in the Company’s credit rating (provided, however, that any underlying Effect that caused or contributed to such change in the Company’s credit rating shall not be excluded by this clause (ix) alone); (x) any breach by the Parent or Merger Sub of this Agreement; and (xi) any Transaction Litigation commenced on or after the date of this Agreement or any other Action arising from or relating to the Company’s sale process, including consideration of the transactions contemplated by this Agreement and any transactions potentially competing with or alternative to such transactions or proposals from other third parties relating to any competing or alternative transactions or any disclosures in connection with any of the foregoing; provided, further, however, that (y) any Effect referred to in the immediately preceding clauses (i), (ii) and (iii) shall be taken into account for purposes of determining whether a Material Adverse Effect has occurred only to the extent such Effect affects the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other companies operating in the industries in which the Company and its Subsidiaries operate.

“Order” means any order, award, injunction, judgment, decree, enactment, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.

“Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents or materially impairs or materially delays the ability of the Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

“Parent Reimbursement Obligations” means the reimbursement and indemnification obligations of the Parent set forth in Section 5.5(a), Section 5.6(a) and Section 5.12(d).

“Performance-Based Restricted Stock Unit Awards” means awards of performance-based restricted stock units under any of the Company Stock Plans.

“Permit” means any authorization, approval, consent, easement, variance, exception, accreditation, certificate, license, permit or franchise of or from any Governmental Entity of competent jurisdiction or pursuant to any Law.

“Permitted Acquisitions” means an acquisition (by merger, consolidation, acquisition of stock or assets or otherwise) of any corporation, partnership or other business organization or any property or assets of any Person (including the engagement in any “management company buy-out”) (a) where the up-front consideration (i.e., excluding any earn-outs or other contingent or deferred consideration) therefor is less than 7.5 times the last twelve (12) month’s reported EBITDA (net of synergies realizable within two (2) months of consummation) of the business acquired and (b) the terms and conditions of which are provided to the Parent in writing at least five (5) Business Days prior to the earlier of the consummation of such acquisition or the execution and delivery of definitive agreements for such acquisition.

“Permitted Liens” means (a) Liens for Taxes that are not yet due and payable or that may hereafter be paid without material penalty or that are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP (if required under GAAP), (b) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business for amounts that are not yet due and payable or that are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP (if required under GAAP), (c) Liens, encroachments, covenants, restrictions and other title imperfections which do not materially interfere with the present or proposed use of the properties or assets they affect, (d) Liens created by or at the request of the Parent or Merger Sub, (e) zoning, building and land use Laws, restrictions and conditions imposed by any Governmental Entity, (f) Liens set forth in the SEC Filings (including the financial statements contained therein and the notes thereto) or in Section 8.18(b) of the Disclosure Schedule and (g) such other Liens, the existence of which would not, individually or in the aggregate, be material to the business of the Company and its Subsidiaries taken as a whole.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any other entity or body.

“Preferred Stock” means the Preferred Stock, par value $0.01 per share, of the Company.

“Representatives” means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors, controlling investors, Subsidiaries and other representatives of such Person and its Subsidiaries.

“Required Information” means (a) the historical financial statements regarding the Company and its Subsidiaries (including with respect to any acquired entities) necessary to satisfy the conditions set forth in paragraphs 3, 4 and 7 of Exhibit D of the Debt Financing Commitment (as in effect on the date of this Agreement), plus within 40 days after the end of any fiscal quarter ending on or after March 31, 2013 that is not a fiscal year end, the unaudited consolidated statements of financial condition of the Company as of the end of such quarter and the related unaudited statements of income and cash flows, which shall have been reviewed by the Company’s accountants as provided in AU Section 722, (b) such other reasonably pertinent financial and other information as the Parent shall reasonably request from the Company which is requested from it by a Financing Source in order to consummate the Debt Financing or is customarily required for the arrangement of loans or marketing and issuance of debt securities contemplated by the Debt Financing and (c) with respect to any Permitted Target (as defined in the Debt Commitment Letter as in effect on the date of this Agreement) acquisition, (i) the most recent annual audited financial statements of the Permitted Target and (ii) the quarterly financial statements of the Permitted Target after the annual financial statements provided pursuant to the immediately preceding clause (i), in the case of clauses (i) and (ii), respectively, to the extent provided to the Company or its Subsidiaries, and (iii) customary backup documentation supporting any applicable addback (related to such Permitted Target acquisition) to pro forma adjusted EBITDA to be included in the confidential information memorandum and preliminary offering memorandum referred to in paragraphs 7 and 8 of Exhibit D of the Debt Commitment Letter (as in effect on the date of this Agreement), in the case of each of clauses (i) through (iii), respectively, delivered or provided to the Parent and Merger Sub prior to the earlier of (A) the commencement of any applicable Marketing Period and (B) the commencement of any applicable syndication of any credit facilities constituting a component of the Debt Financing, and solely in the case of this clause (B), to the extent that Merger Sub shall have provided the Company at least five Business Days prior notice of such date (provided, that in no event shall the Required Information be deemed to include or shall the Company otherwise be required to provide (A) pro forma financial statements or pro forma adjustments unless the Company shall have been furnished information relating to the proposed debt and equity capitalization at least five (5) Business Days prior to the date on which any applicable Marketing Period would otherwise commence, (B) risk factors specifically relating to all or any component of the Financing, (C) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or (D) Compensation Disclosure and Analysis required by Regulation S-K Item 402(b)).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture, trust or other legal entity (a) of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests or more than fifty percent (50%) of the ordinary voting power, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person or (b) that is required to be consolidated with such Person for financial reporting purposes.

“Taxes” means (a) all U.S. federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including capital gains taxes, taxes based upon or measured by income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, license, alternative or add on minimum, ad valorem, use, property, withholding, excise, production, value added, escheat or unclaimed property obligation, occupancy and any other taxes, customs, duties, governmental fees or assessments of any nature whatsoever, together with any interest, penalties or additions to tax imposed by any Governmental Entity with respect to such amounts, in each case whether or not disputed, and (b) any liability for payment of any amounts of the types described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or allocation agreement, arrangement or understanding or as a result of being liable for another Person’s Taxes as a transferee or successor, by Contract or otherwise.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means all inventions, works, discoveries, innovations, know-how, information (including ideas, research and development, technologies, formulas, algorithms, compositions, processes and techniques, data, any and all rights and licenses to data, any and all methodology and processes related to the acquisition, use and processing of data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, graphics, illustrations, artwork, documentation, and manuals), databases, computer software, firmware, computer hardware, and all other forms of technology, including improvements, modifications, works in process, derivatives, or changes, whether tangible or intangible, embodied in any form, whether or not protectable or protected by patent, copyright, mask work right, trade secret law, or otherwise, and all documents and other materials recording any of the foregoing.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to take an act by the breaching Party with the knowledge that the taking of such act or the failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.

(b) For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders and the neuter as the context requires, (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning, (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, (iv) when a reference is made in this Agreement to an article, section, paragraph, clause or schedule without reference to a document, such reference is to an article, section, paragraph, clause or schedule of or to this Agreement, (v) a reference to a clause or subsection without further reference to a section is a reference to such clause or subsection as contained in the same section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions, (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to be followed by the words “without limitation”, (vii) the word “or” is not exclusive and the words “will” and “will not” are expressions of command and not merely expressions of future intent or expectation, in each case, unless the context otherwise requires, (viii) a reference to any Party to this Agreement or any other agreement or document will include such Party’s predecessors, successors and permitted assigns, (ix) a reference to any Law or Contract means such Law or Contract as amended, modified, codified, replaced or reenacted as of the date hereof, and all rules and regulations promulgated thereunder as of the date hereof, (x) all accounting terms used and not defined herein have the respective meanings given to them under GAAP and (xi) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars.

(c) Additional Terms. The following terms are defined in the corresponding Sections of this Agreement:

Term	Section
2010 Notes Indenture	Section 8.18
Agreement	Preamble
Alternative Financing	Section 5.12(a)
Alternative Proposal	Section 5.4(i)
Benefits Continuation Period	Section 5.9(a)
Board of Directors	Recitals
Board Recommendation	Section 3.3(b)
Book-Entry Shares	Section 2.4(b)
Broker-Dealer	Section 3.9(g)
Capitalization Date	Section 3.2(a)
Certificate of Merger	Section 1.3
Certificates	Section 2.4(b)
CFTC	Section 3.4(b)
Change of Recommendation	Section 5.4(c)
Chosen Courts	Section 8.7(a)
Closing	Section 1.2
Closing Date	Section 1.2
Closing Equity Incentive Amounts	Section 2.1(h)
Common Stock	Section 2.1(a)
Company	Preamble
Company Closing Notice	Section 8.18
Company Employees	Section 5.9(a)
Company Equity Securities	Section 3.2(b)
Company Related Parties	Section 7.3(b)
Company-Registered Intellectual Property	Section 3.11(a)
Company Termination Fee	Section 7.2(a)
Confidentiality Agreement	Section 5.8(b)
Debt Financing	Section 4.4(a)
Debt Financing Commitment	Section 4.4(a)
DTC	Section 2.4(b)
DTC Payment	Section 2.4(b)
DGCL	Section 1.1
Director Unit Closing Amount	Section 2.1(g)
Disclosure Schedule	Article III
Dissenting Shares	Section 2.2(a)

Term	Section
D&O Tail	Section 5.10(c)
Effect	Section 8.18
Effective Time	Section 1.3
End Date	Section 7.1(c)
Environmental Laws	Section 3.16
Equity Financing	Section 4.4(a)
Equity Financing Commitment	Section 4.4(a)
Excluded Party	Section 7.2(a)(v)
Excluded Shares	Section 2.1(c)
Financing	Section 4.4(a)
Financing Commitments	Section 4.4(a)
Financing Remedy Action	Section 8.18
FINRA	Section 3.4(b)
GAAP	Section 3.5(b)
Guarantors	Recitals
Indemnified Party	Section 5.10(b)
Investors	Section 4.4(a)
Limited Guarantee	Recitals
Material Contracts	Section 3.13(a)
Merger	Recitals
Merger Consideration	Section 2.1(a)
Merger Sub	Preamble
New Plans	Section 5.9(b)
NFA	Section 3.4(b)
Non-Employee Director RSUs	Section 2.1(e)
NYSE	Section 3.4(b)
Old Plans	Section 5.9(b)
Option Closing Amount	Section 2.1(d)
Party	Preamble
Parent	Preamble
Parent Related Party	Section 7.3(c)
Paying Agent	Section 2.4(a)
Payment Fund	Section 2.4(a)
Personal Information	Section 3.11(e)
Policies	Section 3.17
Post-Closing Equity Incentive Amounts	Section 2.1(h)
Proxy Statement	Section 5.2(a)
Record Date	Section 5.3
Required Information	Section 5.12(b)
Restricted Financing Commitment Amendments	Section 5.12(a)
RIAs	Section 3.9(a)
SEC Filings	Section 3.5(a)
Section 262	Section 2.2(a)
Stockholder	Section 2.1(a)
Stockholder Approval	Section 3.3(a)

Term	Section
Stockholders Meeting	Section 5.2(a)
Superior Proposal	Section 5.4(j)
Surviving Corporation	Section 1.1
Systems	Section 3.11(e)
Termination Date	Section 5.1(a)
Transaction Litigation	Section 5.16
Unvested RSU Award Amount	Section 2.1(e)
Vested RSU Award Closing Amount	Section 2.1(e)
Vested RSUs	Section 2.1(e)

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

NATIONAL FINANCIAL PARTNERS CORP.

By:	/s/ Jessica M. Bibliowicz
Name:	Jessica M. Bibliowicz
Title:	Chairman and Chief Executive Officer

By:	/s/ Douglas W. Hammond
Name:	Douglas W. Hammond
Title:	President and Chief Operating Officer

Signature Page to Agreement and Plan of Merger

PATRIOT MERGER CORP.

By:	/s/ Vahe A. Dombalagian
Name:	Vahe A. Dombalagian
Title:	President and Treasurer

PATRIOT PARENT CORP.

By:	/s/ Vahe A. Dombalagian
Name:	Vahe A. Dombalagian
Title:	President and Treasurer

Signature Page to Agreement and Plan of Merger